Exhibit 99.1: Quarterly Report followed by Non-Consolidated Statements
QUARTERLY REPORT
(For the 3Q 41th Fiscal Year: From January 1, 2008 to September 30, 2008)
THIS IS A SUMMARY OF THE QUARTERLY REPORT IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS QUARTERLY REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

QUARTERLY REPORT
(For the 3Q in 41th Fiscal Year: From January 1, 2008 to September 30, 2008)
To: Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the QUARTERLY REPORT for the 3Q in the 41th Fiscal Year in accordance with the item 3 of Article 186 of the Securities & Exchange Law.

Ku-Taek Lee
CEO and Representative Director
POSCO
1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong-Hee Lee
Chief Financial and Accounting Officer
Senior Executive Vice President
POSCO
Tel) 82-2-3457-0074

CONTENTS
Chapter
I. Overview
II.Business
III. Financial Statements
IV.Corporate Governance and Company Affiliates
Attachment     Auditor’s Review Report

I. Overview

1.	Purpose of the Company
A.	Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products
b. To engage in harbor loading and unloading, transportation and warehousing businesses
c. To engage in the management of professional athletic organizations	No engagement in this business during this quarter
d. To engage in the supply of LNG and Power generation, and as well as in the distribution business thereof and in the resources development business
e. To engage in leasing of real estate and distribution businesses
f. To engage in the supply of district heating business
g. To engage in marine transportation, processing and sales of minerals within or outside of Korea
h. To engage in educational service and other services related to business
i. To manufacture, process and sale of non-ferrous metals
j. To engage in all other conducts, activities or businesses related, directly or indirectly to the attainment and continuation of the foregoing purposes.
B.	Businesses engaged by the subsidiaries and affiliates

Items	Details
POSCO Coated & Color Steel Co., Ltd.: Manufacturing and sales of coated steel sheets
POSCO Specialty Steel Co., Ltd: Production & sales of steel bars and steel pipes
POSCON Co., Ltd.: Manufacturing and sales of electric controlling devices
POSCO Refractories & Environment Co., Ltd.: Manufacturing and sales of blast furnaces and refractory bricks
POSCO Machinery & Engineering Co., Ltd.: Maintenance and repair of steel plant machinery & equipment
POSCO Machinery Co., Ltd.: Maintenance and repair of steel plant machinery & equipment
POSCO E&C Co., Ltd.: Construction and engineering
POS-A.C Co., Ltd. : Construction design, Construction Management
Posteel Co., Ltd.: Steel product sales and general trading
POSDATA Co., Ltd.: Information and communication service
Seung Kwang Co., Ltd.: Development and operation of athletic facilities
POSCO Research Institute: Research, consulting etc
POSTECH Venture Capital Corp.: Finance for New Technology
POSCO Terminal Co., Ltd.: Marine logistics Services, Warehousing business
Posmate Co., Ltd: Leasing & Management of real estate
Samjung Packing & Aluminum Co., Ltd.: Product packing, Manufacturing and Sales of Aluminum
POSCO Power Corp.: Generation of Electricity etc
POSTECH 2006 Energy Fund : Unlisted company investment for New Technology
Metapolis Co., Ltd. : Development of real estate
POSCORE Co., Ltd. : Production and sales of electronic goods, electromotors and generators
PNR Co., Ltd. : Manufacturing and sales of DRI and HBI
Mega-Asset Co., Ltd. : Leasing & Sales of real estates
PHP Co., Ltd : Construction and Management of rental houses
Daewoo Engineering Company: Engineering and Construction services

●	The subsidiaries and affiliates listed above are subject to the consolidated financial statement of the Company.

—	Criteria:
(1)	The Company shall be the largest shareholder with more than 50% or more than 30% ownership of the outstanding shares.

(2)	The Company must have an actual controlling power. (voting rights, etc.)

(3)	The asset size of the previous fiscal year or the initial establishment paid-in capital is over 7 billion Korean won.
●	Changes after 40th Fiscal Year
—	Changes of the company name:
Pohang Coated Steel Co., Ltd. → POSCO Coated & Color Steel Co.,Ltd. (April, 2008)
—	Addition of an subsidiaries and affiliated company: PNR Co., Ltd., PHP Co., Ltd (January 2008), Mega-Asset Co., Ltd. (March 2008), Daewoo Engineering Company. (April 2008)
C.	Businesses the company plans to engage in
[None]

2.	Business Organization
A.	Highlights of the Company’s Business Organization
(1)	Historical highlights and changes since establishment

(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates seven overseas offices (Jakarta, Dubai, Prague, European Union, Rio de Janeiro, Mexico, Moscow) for the purpose of supporting international business
(d)	Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established
April 1, 1970	1st stage construction of Pohang Works began
July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)
May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)
December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)
February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)
May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)
March 5, 1985	1st stage construction of Gwangyang Works begun
May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)
June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)
July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)
December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)
October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)
October 9, 1992	Election of Hwang Kyung-Ro as Chief Executive Officer
March 12, 1993	Election of Chung, Myung-Sik as Chief Executive Officer
December 9, 1993	ISO 9002 certification acquired
March 8,1994	Election of Kim, Mahn-Je as Chief Executive Officer
October 14, 1994	New York Stock Exchange (NYSE) listing

October 27, 1995	London Stock Exchange(LSE) listing
March 14, 1997	Introduced Outside Directors system
August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed
March 17, 1998	Election of Yoo, Sang-Boo as Chief Executive Officer
March 31, 1999	Completed construction of #5 Blast Furnace (28.0million ton in annual crude steel production)
October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO
July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system
March 15, 2002	Adopted new company name “POSCO”
March 14,2003	Election of Lee, Ku-Taek as Chief Executive Officer
April 30, 2003	Completion of #3 STS plant
June 2, 2003	Declared POSCO Code of Ethics
November 7, 2003	Establishment of POSCO-China
August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)
October 15, 2004	Establishment of POSCO-JAPAN
July 4, 2005	Completion of Gwangyang LNG Terminal
August 25, 2005	Establishment of POSCO-India Private Limited
September 2, 2005	Completion of Gwangyang #5 CGL(0.45million tpy) — MCL(0.25million tpy)
September 8, 2005	Establishment of POSTF (POSCO TJ Park Foundation)
September 21, 2005	Completion of TWB #5,6 Line (annual production capacity of 5.5million sheets)
October 2~5, 2005	POSCO was the host to the 39th IISI (International Iron and Steel Institute) annual conference in Seoul
November 22, 2005	Tokyo Stock Exchange(TSE) listing
June 30, 2006	Completion of the Gwangyang #6 Continuous Galvanizing Line(CGL) (Capacity for Automotive Flat Products of 6.5million)
November 22, 2006	Completion of integrated stainless steel mill in Zhangjiagang, China (0.8million tpy)
February 23, 2007	Ku-Taek Lee is reelected as CEO at the 39th Ordinary General Shareholders Meeting)
March 30, 2007	Proclamation of vision to realize ‘Global POSCO Way’ (Toward new success story, Take-off toward the world, Innovation to open future)
May 30, 2007	Completion of commercial FINEX facilities(1.5million tpy)
July 27, 2007	Completion of Magnesium Sheet Factory(3,000 tpy)
August 1, 2007	Vietnam CR Mill groundbreaking(1.2million tpy)

September 6, 2007	Mexico CGL groundbreaking(0.4million tpy)
October 7, 2007	CEO Ku-Taek Lee, Elected as a Chairman of the IISI
October 30, 2007	Credit ratings upgraded (Moody’s : A2(Positive)àA1(Stable))
December 26, 2007	Acquisition of MEGS, Malaysia(shares 60% acquired)
January 3, 2008	Establishment of POSWITH (the first domestic investor company employing over 30% of the disabled)
January 29, 2008	Completion of the Automotive Flat Technology Center of Gwangyang Works
March 1, 2008	High-quality API Steel tube Plant in USA Pittsburgh groundbreaking (Joint production of POSCO, US-STEEL, SeAH Steel — 0.27million tpy)
April 1, 2008	40th Anniversary of POSCO for “Proclamation of Vision 2018”
April 18, 2008	World Record of Steel Production(14,350 tpd) in Gwangyang #3 Blast Furnace
June 3, 2008	The cumulative production of Pohang Works has reached 300 million tons
June 28, 2008	Selected as a TOP 500 Global companies by FT for 5 consecutive years
July 10, 2008	Acquisition of 10% stake in Macarthur Coal Limited, Australia(Coal Mine)
July 17, 2008	Pohang New Steelmaking Plant groundbreaking(300 converters)
July 23, 2008	Construction of Plate Mill of Gwangyang Works began(2 million tpy)
September 4, 2008	Established the World’s largest fuel cell factory (Industrial Park, Young-il Bay at Pohang)
●	Changes after the 3Q 2008 Fiscal Year
•	November 3. 2008 Completion of the first domestic Nickel Smelting Plant (0.03 million tpy)
(e)	Changes in the largest shareholder
—	From ‘SK Telecom’ to ‘National Pension Corporation’

—	Date of Disclosure: January 30, 2007

—	Others: Refer to the disclosure of the change of the largest shareholder
(f)	Changes of Business Purposes
•	1984:	Harbor loading & unloading transportation and warehouse businesses Management of professional athletic organizations

•	1992:	Scientific agriculture and its spread added to business purposes

•	1994:	Real estate leasing and distribution added to business purposes

•	1995:	‘Scientific agriculture and its spread’ deleted from business purposes.

‘Supply of LNG and power generation and as well as in the distribution’ added to business purposes

•	2001:	Supply of district heating business added to business purposes

•	2002:	Marine transportation processing and sales of minerals within or outside Korea added to business purposes.

•	2006:	Educational service and other services related to business added to business purposes.

•	2007:	‘Manufacture, process and sale of non-ferrous metal’ and ‘Resources development business’ added to business purposes

(2)	Change of the Company Name
•	Pohang Iron & Steel Co. Ltd. à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)
(3)	Merger, Acquisition and Handover of Businesses
[None]
(4)	Major Changes in Production Facilities
—	There was no change in the capacity of its production facilities in the 3Q 2008, but its capacity had increased to 33millions at the end of 2007 due to the operation of the DeP-Converter of Gwangyang Works(December 30, 2007) and productivity improvement.
[Refer to II. Business, 3. Production and Facilities, A. Production Capacity]
(5)	Important Developments Related with Business Operation
[Refer to II. Business, 1. Current Situation of POSCO, Current Situation and Prospect of New Business]
B.	POSCO Business Group
(1)	Name of Business Group: POSCO
(2)	Companies Belonging to Large Business Groups
POSCO, POSCO Coated & Color Steel Co., Ltd., POSDATA Co., Ltd., POSCO Refractories & Environment Co., Ltd, Samjung Packing & Aluminum Co., Ltd., Seung Kwang Co., Ltd., POS-AC Co., Ltd., POSCO E&C Co., Ltd., POSCO Research Institute, POSCON Co., Ltd., Posteel Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSCO Terminal Co., Ltd., POSTECH Venture Capital Corp., Metapolis Co., Ltd., Posmate Co., Ltd., POSCO Power Corp., SNNC Co., Ltd., PHP Co., Ltd., POSBRO Inc., Suwon Green Environment, POSCORE Co., Ltd., POSWITH Co., Ltd., Uitrans Co. Ltd., PNR Co., Ltd., Pohang Fuel Cell Power Co., Ltd., RISTec-Biz Co., Ltd., Cheongna IBT Co., Ltd., Mega-Asset Co., Ltd., Daewoo Engineering Company, Basys Industry Co., Ltd.

●	Addition of subsidiaries and affiliates:	POSWITH Co., Ltd.(January, 2008), Uitrans Co. Ltd.
(January, 2008), Pohang Fuel Cell Power Co., Ltd.(February, 2008), PNR Co., Ltd.(March 2008), RISTec-Biz Co., Ltd.(March 2008), Cheongna IBT Co., Ltd.(March 2008) Mega-Asset Co.,

Ltd.(May, 2008), Daewoo Engineering Company(May, 2008), Basys Industry Co., Ltd.(May, 2008), Entran Co., Ltd.(May, 2008), Daewoo Tech Co., Ltd.(May, 2008)

—	Disaffiliation of an affiliated company:	Green Cheonan Co., Ltd.(July, 2008),
Entran Co., Ltd.(Sep, 2008),
Daewoo Tech Co., Ltd.(Sep, 2008)
●	Change of the Company Name
—	Uisinseol LRT Co., Ltd à Uitrans Co. Ltd.(July, 2008)
(3)	Related laws and regulations
—	POSCO designated Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for its subsidiaries and affiliated companies.(only applied to its domestic subsidiaries and affiliates)
Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
3.	Equity Capital
A.	New Issuance of Registered Form Common Stock
●	No new issuance of registered form Common Stock in the last three years.
B.	Convertible Bonds
[None]

C.	Bonds with Warrant

[None]

4.	Other information regarding Shares
A.	Total Number of Shares

(As of September 30, 2008)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835
☐	Par value: Won 5,000 per share
●	Change after 3Q 2008 fiscal year
—	Disposal of Treasury Shares to sell and contribute to Employee Stock Ownership Association (Oct 28. 2008): 402,520 shares
B.	Outstanding Shares

	(As of September 30, 2008)
Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175
●	Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000) are not the same because of stock cancellation
C.	Treasury Stock Holding and Cancellation
(1)	Treasury Stock Holding and Cancellation

			(Shares, As of September 30, 2008)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct		9,430,749	—	—	—	9,430,749
Special Money Trust	Registered Common	2,215,885	146,000	—	—	2,361,885
Total		11,646,634	146,000	—	—	11,792,634
●	Change after the 3Q 2008 fiscal year
—	Disposal of Treasury Shares to sell and contribute to Employee Stock Ownership Association (Oct 28. 2008): 402,520 shares
●	Treasury Stock Specific Money Trust Contract Renewal (May 12, 2008~May 11, 2009)
: KRW 820,400 million won (Hana Bank, ShinHan Bank, NongHyup, DaeGu Bank)

(2)	Stock Cancellations by profit

[None]

(3)	Treasury Stock purchased under the Special Money Trust Contract

			(Unit :KRW)
Items	Beginning	Increased	Decreased	Balance
Special Money Trust	550,000,000,000	—	—	550,000,000,000
●	Renewal of treasury stock special money trust contract (April 18, 2008)
—	Hana Bank, Shinhan Bank, Nonghyup, Daegu Bank

—	Renewing contract period: May 12, 2008 ~ May 11, 2009

—	Renewed contract amount: KRW 820,400 million (increased due to the sale of treasury stocks in the treasury stock fund and the interest income)
D.	Shares held by ESOA (Employee Stock Ownership Association)

(Shares, As of September 30, 2008)
Type	Beginning	Balance
Registered Common	3,613,683	3,179,884
Total	3,613,683	3,179,884
●	Change after 3Q 2008 fiscal year
—	Disposal of Treasury Shares to sell and contribute to Employee Stock Ownership Association (Oct 28. 2008): 402,520 shares
E.	Voting Rights

(Shares, As of September 30, 2008)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	11,792,634	Treasury Stock
3. Shares with voting rights	75,394,201
●	Change after the 3Q 2008 fiscal year
—	Disposal of Treasury Shares to sell and contribute to Employee Stock Ownership Association (Oct 28. 2008): 402,520 shares
F.	Earnings and Dividend for The Past Three Fiscal Years

		(Unit: Million Won)
	The 3Q 41th (’08.1.1~9.30)	The 40th	The 39th
Net Profit	3,725,496	3,679,431	3,206,605
EPS (Won)	49,408	48,444	40,748
Profit available for dividend	—	19,669,809	17,133,466
Cash Dividend Paid	188,486	756,093	621,119
Pay-out Ratio	—	20.5%	19.4%
Dividend per share (Won)	2,500	10,000	8,000
Dividend Yield	—	1.76%	2.56%

II. Business (Manufacturing)

1.	Current Situation of POSCO
(1)	Market Share

				(Unit: million tons, %)
	The 3Q 41th Fiscal Year		The 40th Fiscal Year		The 39th Fiscal Year
Category	(2008.3Q) (’08.1.1~9.30)	Market share	(2007)	Market share	(2006)	Market share
Crude steel production	41.0	100	51.6	100	48.4	100
POSCO	25.3	62	31.1	60	30.1	62
Others	15.7	38	20.5	40	18.3	38
(2)	Characteristics of the Steel Market
—	The steel industry supplies materials to major industries, including the automobile, shipbuilding, and electronics appliance industries.

—	Domestic sales represent 70% and export sales represent 30% of our total sales volume. (Major Export markets: China, Japan and east south Asia).

—	The company also maintains a made-to-order supply system and 70% level of direct transaction is based on actual demand to secure stable business operation.
(3)	Current Situation and Prospect of New Businesses
Õ	Establishment of Steelworks in India
—	POSCO entered into a Memorandum of Understanding with Government of Orissa on 22nd of June, 2005 to construct an integrated steelworks and infrastructure necessary for the integrated steelworks and to develop iron ore captive mines.

—	Establishment of POSCO-India Private Limited (’05.8.25)

—	Equity participation on railroad construction project (’06.10)

—	Central government’s approval of environment impact assessment for port construction (’07.5)

—	Central government’s approval of environment impact assessment for steel mill construction (’07.7)

—	Beginning construction for plant entrance road (’07.8)

—	Acquired partial government land 193acre of 605 acre and Centre approved forest diversion(’07.10)

—	Supreme Court’s final approval of forest diversion (’08.8)

—	Individual Hearing completed by Local government (’08.8)

—	Central government’s notification on first forest diversion approval to Local government (’08.9)

—	Administrative procedures in progress for prospective license recommendation for mining (’08.10)

—	Preparing plans to progress forest diversion execution and provide rehabilitation and resettlement plans for residents (’08.10)

2.	Key Products and Raw Materials
A.	Current Situation of Key Products

(Unit : one hundred million won)
Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.		96,037 (43%)
		Cold rolled products	Automobiles, Electronic appliances, etc.		92,056 (41%)
		STS	Silverware, steel pipes, etc	POSCO	32,475 (15%)
	Others Sales	Byproducts, etc.	Raw material for cement, etc.		3,119 (1%)
	Discount				-316(-0%)
Total					223,371(100%)
●	Sales Period : Jan 1 ~ Sep 30, 2008
B.	Price Trends of Key Products

(Unit: thousand won/ton)
		The 3Q 41th Fiscal Year	The 40th Fiscal Year	The 39th Fiscal Year
Items		(Jan. 1~Sep 30, 2008)	(Jan. 1~Dec.31, 2007)	(Jan. 1~Dec.31, 2006)
Hot-rolled Product	Domestic	772	574	553
	Export	839	580	515
Cold-rolled Product	Domestic	829	663	645
	Export	893	665	607

(1)	Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight

(2)	Factors of Price Fluctuations

•	Rising domestic and export prices in tune with rising International price due to the rising raw materials price and the strong market condition.

C.	Current Situation of Major Raw Materials

(Unit: hundred million won)
Business area	Type of purchase	Item	Specific use	Purchase amount (portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	39,387	BHPB of Australia,
				(32.5%)	Rio Tinto, VALE of Brazil
		Coal	Coking coal: Heat source for blast furnaces,	39,519	BMA of Australia,
				(32.6%)	Rio Tinto, EVCC of Canada
			Smokeless coal: Sintering fuel
		STS materials	Key materials for STS production	22,265 (18.4%)	Nickel, Fe-Cr, STS scrap iron, etc.
		Other minerals	Sub materials for iron making, steelmaking	20,008	Iron material,
				(16.5%)	Alloy iron, Nonferrous metal, Limestone, etc.
Total				121,179

●	Purchase Period: Jan 1 ~ Sep 30, 2008

D.	Price Trends of Key Materials

(Unit: Thousand won/ton)
	The 3Q 41th Fiscal Year
Category	(’08.1.1~9.30)	The 40th Fiscal Year	The 39th Fiscal Year
Iron ore	94	54	49
Coal	305	103	121
Scrap iron	545	331	259
Nickel	20,500	38,943	25,404

☐	Criteria for Calculation
—	Iron ore (FOB): based on Australian Fine contractual price (Fe 64%)

—	Coal (FOB): based on Australian Premium LV HCC benchmark price

—	Scrap iron (CFR)

3.	Production and Facilities

A.	Production capacity

(Unit : Thousand Ton)
	The 3Q 41th Fiscal Year
Items	(’081.1~9.30)	The 40th Fiscal Year	The 39th Fiscal Year
Pohang Works	11,250	14,300	13,300
Gwangyang Works	13,500	16,700	16,700
Total	24,750	31,000	30,000

B.	Production and Capacity Utilization Rate

(1)	Production

(Unit : Thousand Ton)
		The 3Q 41th FY
Items		(’081.1~9.30)	The 40th FY	The 39th FY
Crude Steel	Pohang	11,219	13,659	12,600
	Gwangyang	14,042	17,405	17,453
Subtotal		25,261	31,064	30,053
HR Products	Pohang	2,504	3,101	2,513
	Gwangyang	4,065	5,054	6,255
CR Products	Pohang	1,338	1,332	1,113
	Gwangyang	3,501	4,375	4,484
Coated Steel	Pohang	234	318	442
	Gwangyang	3,048	3,641	3,145
PO	Gwangyang	1,853	2,178	1,729
Electrical Steel	Pohang	729	910	668
Plate	Pohang	3,518	3,816	3,635
Wire Rod	Pohang	1,528	2,006	1,853
STS	Pohang	1,109	1,598	1,899
Others	Pohang	413	442	486
	Gwangyang	531	956	682
Total Products		24,371	29,727	28,904
Pohang		11,373	13,523	12,609
Gwangyang		12,998	16,204	16,295

(2)	Capacity Utilization Rate for 3Q 2008(’081.1~9.30) in terms of Crude Steel Production

(Unit : Thousand Ton)
Items	Capacity	Production	Utilization Rate
Pohang Works	11,250	11,219	99.7%
Gwangyang Works	13,500	14,042	104.0%
Total	24,750	25,261	102.1%
—	Utilization Rate = Production/ Production Capacity.

C.	Production Facilities
(1)	Book Value of Fixed Assets

(Unit : Million Won)
		Beginning				Ending Book
Items		Book Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	385,526	16,957	112	—	402,371
	Building	1,152,685	99,860	7,341	61,943	1,183,261
	Structures	786,483	61,908	767	42,503	805,121
	Machinery & Equipment	4,611,086	573,171	65,777	683,529	4,434,951
	Vehicles	22,846	1,888	1,241	6,547	16,946
	Tools and Fixtures	10,275	5,272	1,567	4,911	9,069
	Furniture & Others	30,938	12,460	1,159	8,780	33,459
	Financial Lease Assets	10,829	—	—	478	10,351
Gwangyang	Land	474,824	51,993	19,256	—	507,561
	Building	867,217	19,012	3,199	63,687	819,343
	Structures	687,213	28,401	2,830	45,715	667,069
	Machinery & Equipment	2,897,007	463,035	145,488	437,124	2,777,430
	Vehicles	5,883	1,099	458	1,420	5,104
	Tools and Fixtures	9,515	4,116	1,408	4,254	7,969
	Furniture & Others	7,181	9,867	470	3,246	13,332

(2)	Major Capital Expenditures
(a)	Investments under construction

(Unit : Hundred Million Won)
				Invested
			Total	Amount	Amount to be
Items	Date	Project	Investment	(2008)	invested
Expansion	’08.08~’10.07	G) Capacity Expansion of Plate Production	17,910	1,423(1,301)	16,487
	’08.08~’10.06	P) Construction of New Steelmaking Plant	13,927	3,197(2,348)	10,730
	’07.04~’09.05	P)Installation of STS Continous tandem Rolling Mill	3,192	1,841(1,482)	1,351
	’07.08~’09.08	P)Capacity expansion of Electrical Steel	2,828	1,074(798)	1,754
	’07.10~’08.12	P)Installation of EGL	1,102	844(697)	258
Rationalization /Replacement	’07.10~’09.04	G)Capacity Expansion of #2 CR PCM	2,260	412(339)	1,848
	’06.11~’08.12	P)Production Increase of Plate Products	875	669(430)	206
	’07,10~’09.02	G)Rationalization of Slag Granulation facility of the #2,3 Blast Furnace	372	197(155)	175
Others			16,539	4,647(3,263)	11,892
Total			59,005	14,304(10,813)	44,701
(b)	Planned investments

(Unit : Hundred Million Won)
		Planned investments
Location	Project	The 41thFY	The 42thFY	The 43thFY
Pohang	Improvement of Raw Material Processing	544	1,464	1,849
	Construction of PGL	136	1,228	1,228
	Others	16,181	20,119	18,930
	Sub-total	16,861	22,811	22,007
Gwangyang	Construction of the #5 Coke Plant and the #5 Sintering Plant	2,180	7,857	4,881
	Construction of the #7 CGL	—	1,166	1,748
	Improvement of Raw Material Processing	70	151	781
	Others	13,845	27,113	9,420
	Sub-total	16,095	36,287	16,830
Total		32,956	59,098	38,837

4.	Sales

A.	Steel Product Sales

(Unit: Hundred Million Won)
		The 3Q 41th FY	The 3Q 40th FY	The 40th FY
Items		(’08.1.1~9.30)	(’07.1.1~9.30)	(’07.1.1~12.31)
Hot Rolled Products	Domestic	79,084	51,934	70,944
	Export	16,953	13,326	17,115
	Total	96,037	65,260	88,059
Cold Rolled Products	Domestic	50,687	36,808	48,897
	Export	41,369	26,635	35,191
	Total	92,056	63,443	84,088
Stainless Steel	Domestic	20,554	25,155	31,947
	Export	11,921	11,680	14,689
	Total	32,475	36,835	46,636
Others	Domestic	2,620	2,376	3,527
	Export	499	2	4
	Total	3,119	2,378	3,531
Subtotal	Domestic	152,945	116,273	155,315
	Export	70,742	51,643	66,999
	Total	223,687	167,916	222,314
Discount		-316	-189	-247
Total		223,371	167,727	222,067

B.	Marketing organization, channel and strategy
(1)	Organization
Hot Rolled Steel Sales Group, API Steel Sales Group, Plate Sales Group, Wire Rod Sales Group, Cold Rolled Steel Sales Group, Plate Products Sales SCM Group, Automotive Flat Products Sales Group, Automotive Flat Products Export Group, Coated Steel Sales Group, Electrical Steel Sheet Sales Group, Stainless Steel Division., Marketing Strategy Group, Sales & Production Planning Group, Sales Logistics Group, Market Development Group, Plate and Wire Rod Order Processing Group, Coil and Sheet Order Processing Group, Hot Rolled Products Technical Service Group, Cold Rolled Products Technical Service Group, Automotive Flat Products Service Group

(2)	Sales Channel
i)	Direct sales: POSCO sells directly to its customers

ii)	Indirect Sales
—	Domestic market: Sales agents, e-sales or POSTEEL

—	Overseas Market: Trading Companies
(3)	Sales Condition
—	Domestic Sales: Credit sales based on production to order or cash

—	Export Sales: Sales based on irrevocable Letter of Credit(L/C), Documents against Payments(D/P), Documents against Acceptance(D/A), Telegraphic Transfer (T/T)
(4)	Sales strategies
o	Reinforcement of global marketing
—	Raise partnership with core customers

—	Coordinate functions and roles of sales channel

—	Reinforce market forecasting & corresponding power
o	Promotion of Strategic Products
—	Extension of Strategic Products and Core Strategic Products Sales

—	Extension of development of High value steel new demand and Sales
o	Enhancement of cost-competitiveness
—	Setting up an optimal distribution system and improving service

—	Enhance productivity and efficiency of inventory management
5.	Related to the Derivatives
A.	Currency Forward Contracts

o	Gain on derivatives transaction: KRW 800 million (Less than 10% of operating income ’08 9/E)

o	Outstanding derivatives don’t exist on the 30th of Semtember in 2008

6.	Important contracts

Contract	Date	Remarks
Investment Plan for Manganese mine in South Africa	’08.4	Plan to invest $200 million to buy a 13 percent stake in a Kalahari manganese mine in South Africa by joining an international consortium led by Pallinghurst
Signing MOU with Pohang-City for Waste-fuel Conversion Business	’08.5	Plan to construct facilities in Pohang by 2011 for selecting waste, making solid fuels and generating electric power Investment amount: KRW 28 billion (POSCO and its affiliates in sum)
Investment in MacArthur Coal Limited in Australia.	’08.7	Agreement with Ken Talbot Investments Pty. Ltd., to acquire a 10% stake in Macarthur Coal Limited for secure procurement of coal.
Investment in Asia Clean Energy (ACE) Fund	’08.7	Plan to invest KRW 20 billion in ACE fund for profits and carbon emission rights.
Investment in Brazilian iron ore mine, Namisa	’08.10	The consortium, Japanese steel producers and trading companies, signed the final agreement with CSN to acquire stakes of Namisa through Big jump Energy Participacoes S.A., which is a Brazilian Special Purpose Company.
—The amount of acquisition (KRW): 653,371,503,720
(6.48% stake of Namisa)

Signing MoU with Nippon Steel Corporation	’08.10	Signed a MoU (memorandum of understanding), with Nippon Steel Corporation, under which NSC would hold a 10 to 20 percent stake in POSCO Vietnam cold rolling mill.
●	Refer to 6-K for other information
7.	Research & Development
A.	R & D Organization

	Organization	Staff
In-house	Technology Development Department	90
	Environment &Energy Dept.	16
	Technical Research Laboratory (Group)	768
Independent	Research Institute of Industrial Science and Technology	396
	POSTECH	1,008
B.	R&D Expenses

			(Unit: Million Won)
	The 3Q 41th FY
	(’08.1.1~9.30)	The 40th FY	The 39th FY
Raw Materials	42,812	49,552	42,234
Labor cost	31,620	38,635	34,261
Depreciation	26,326	32,822	28,059
Subcontract	105,237	96,200	93,068
Other Expense	95,107	104,425	67,987
Total	301,102	321,634	265,609
(R&D/Sales Ratio)*100	1.35%	1.45%	1.33%

8.	Other information about investment decision making
A.	Funding from domestic market

		(Unit: Million Won)
Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	—	300,000	300,000
Banks	—	300,000	300,000
Others	—	—	—
From Capital Market	1,545,100	500,000	2,045,100
Bond (private)	—	—	—
Bond (public)	1,500,000	500,000	2,000,000
Others	45,100	—	45,100
Others	—	—	—
Total	1,545,100	800,000	2,345,100
●	Changes after the 3Q 2008 Fiscal Year

—	Redemption of Commercial Paper worth KRW 300 billion (’08.10)

—	Issued Foreign Currency bonds worth JPY 20 billion (’08.11)
B.	Funding from overseas

		(Unit: Million Won)
Source	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	91,726	335,934 (173,408)	254,252
Bond	1,128,307	843,508(430,182)	1,541,633
Equity	—	—	—
Others	957	254(-)	1,211
Total	1,220,990	1,179,696 (603,590)	1,797,096
*	Increase including gain/loss on foreign currency translation and Debenture Redemption Surplus related to issuance of SKT EB

III. Financial Statements

1.	Summary of Unconsolidated Financial Statements

				(Unit: million won)
Item	The 3Q 41thFY	The 40th FY	The 39th FY	The 38th FY	The 37th FY
Current Assets	12,975,883	8,767,894	7,870,885	8,399,476	7,741,578
Quick Assets	7,652,864	5,546,615	5,136,181	5,680,632	5,632,896
Inventories	5,323,019	3,221,279	2,734,704	2,718,844	2,108,682
Fixed Assets	22,389,368	21,724,904	18,491,988	15,807,474	13,625,482
Investments Assets	8,421,493	8,165,314	5,658,395	4,501,880	3,919,904
Tangible Assets	13,695,197	13,201,649	12,466,116	10,898,679	9,203,062
Intangible Assets	172,568	211,975	229,418	277,893	363,244
Other Fixed Assets	100,110	145,966	138,059	129,022	139,272
Total Assets	35,365,251	30,492,798	26,362,873	24,206,950	21,367,060
Current Liabilities	4,252,898	2,811,807	1,746,904	3,776,633	3,221,400
Fixed Liabilities	4,045,576	3,177,759	2,824,311	919,860	2,035,816
Total Liabilities	8,298,474	5,989,566	4,571,215	4,696,493	5,257,216
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,170,301	4,160,785	4,002,107	3,929,037	3,834,311
Retained Earnings	24,738,686	21,768,227	18,743,894	16,173,776	12,864,139
Capital Adjustments	(-)2,822,783	(-)2,785,951	(-)1,740,677	(-)1,029,192	(-)750,131
Accumulated Other Comprehensive Income	498,170	877,768	303,931	(-)45,567	(-)320,878
Total Shareholders’ Equity	27,066,777	24,503,232	21,791,658	19,510,457	16,109,844
Sales	22,337,118	22,206,685	20,043,409	21,695,044	19,792,478
Operating Income	5,142,454	4,308,275	3,892,307	5,911,886	5,053,728
Net Income	3,725,496	3,679,431	3,206,605	3,994,565	3,826,016

2.	Items to pay attention for use of Financial Statements
A.	Principles

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.

B.	Any violations against GAAP
(1)	Violations, which need to amend Financial Statements

[None]

(2)	Violations, which are not related with amendment of Financial Statements

[None]

3.	Unconsolidated Financial Statements
A.	Balance Sheet

Refer to the attached the review report as of September 30, 2008

B.	Income Statements

Refer to the attached the review report as of September 30, 2008

C.	The Note in the Financial Statement

Refer to the auditor’s note in financial statement

D.	The Financial Statement before and after amended in this Fiscal Year

[None]

4.	Consolidated Financial Statements
A.	Summary for the Fiscal Years 2003 through 2007

					(Unit: million won)
	The 40th FY	The 39th FY	The 38th FY	The 37th FY	The 36th FY
Current Assets	14,393,533	12,236,953	11,640,335	10,487,816	7,621,598
Quick Assets	9,491,517	8,218,748	7,847,742	7,422,294	5,553,227
Inventories	4,902,016	4,018,205	3,792,593	3,065,522	2,068,371
Fixes Assets	21,881,230	18,912,120	15,866,975	13,641,144	13,146,951
Investments Assets	5,239,026	3,239,689	2,877,288	2,428,279	2,419,709
Tangible Assets	15,581,765	14,643,120	12,271,710	10,440,291	9,845,776
Intangible Assets	570,779	557,082	453,709	496,315	474,496
Other Fixed Assets	489,660	472,229	264,268	276,259	406,970
Total Assets	36,274,763	31,149,073	27,507,310	24,128,960	20,768,549
Current Liabilities	6,624,615	5,082,295	5,881,563	4,995,018	4,171,918
Fixed Liabilities	4,532,408	3,665,036	1,752,070	2,747,886	3,347,064
Total Liabilities	11,157,023	8,747,331	7,633,633	7,742,904	7,518,982
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,176,592	4,035,273	3,991,409	3,895,378	3,828,773
Retained Earnings	21,767,302	18,863,333	16,168,892	12,851,118	9,875,080
Capital Adjustments	(-)2,727,147	(-)1,678,229	(-)965,433	(-)703,328	(-)854,098
Accumulated Other Comprehensive Income	784,933	209,754	(-)188,264	(-)447,406	(-)375,890
Minority Interest	633,657	489,208	384,670	307,891	293,299
Total Shareholders’ Equity	25,117,740	22,401,742	19,873,677	16,386,056	13,249,567
Total Sales	31,607,741	25,842,326	26,301,788	23,973,053	17,789,237
Operating Income	4,919,862	4,389,147	6,083,276	5,319,420	3,262,981
Net Income from Continuing Operations	3,677,964	3,353,082	4,006,993	3,841,264	2,017,000
Net Income	3,677,964	3,353,082	4,006,993	3,841,264	2,017,000
Consolidated Net Profit	3,558,660	3,314,181	4,022,492	3,814,225	1,995,983
Number of Consolidated Companies	64	53	47	38	35

B.	Items to pay attention for use of Financial Statements
(1)	Principles

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C.	Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the 40th Consolidated Financial Statements as of December 31, 2007

(2)	Consolidated Income Statements

Refer to the 40th Consolidated Financial Statements as of December 31, 2007
5.	Divisional Financial Status
A.	Divisional Financial Information

[None]

B.	Regional Financial Information

[None]
6.	Financial Statement before and after Merger & Acquisition
A.	The Overview of Consolidation

[None]

B.	Financial Statement before and after Consolidation

[None]

C.	Issues related Consolidation

[None]

IV. Current Situation on Corporate Governance and Company Affiliates

1.	Overview of Corporate Governance
A.	Board of Directors
(1)	Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our Executive Directors and nine directors who are to be Independent Non-Executive Directors. Our shareholders elect both the Executive Directors and Independent Non-Executive Directors at a general meeting of shareholders. Candidates for Executive Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications. Also, candidates for Independent Non-Executive Directors are recommended to the shareholders by a separate board committee consisting of three Independent Non-Executive Directors and one Executive Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for executive directors and independent non-executive directors to the Director Recommendation Committee.
     Our board of directors maintains the following six special committees:

—	Director Candidate Recommendation Committee;

—	Evaluation and Compensation Committee;

—	Finance and Operation Committee;

—	Executive Management Committee;

—	Audit Committee; and

—	Insider Trading Committee.
☐	Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	3 independent non-executive directors 1 executive director	Park, Won-Soon Sun, Wook Ahn, Charles Choi, Jong-Tae
— Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
— Advance screening for nominating representative director and members of special committee(s)

Evaluation and Compensation Committee	4 independent non-executive directors	Park, Young-Ju Suh, Yoon-Suk Ahn, Charles Huh, Sung-Kwan
— To establish management succession and development plans
— To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
— To pre-deliberate on remuneration and retirement allowance of directors

Finance & Operation Committee	3 independent non-executive directors 2 executive directors	Huh, Sung-Kwan Park, Young-Ju Park, Won-Soon Yoon, Seok-Man Lee, Dong-Hee
— Advance deliberation on crucial new investment in other companies
— Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
— Deliberation and resolution on financial matters, and on donations between 100 million and 1 billion won

Audit Committee	4 independent non-executive directors	Suh, Yoon-Suk Jeffrey D. Jones Sun, Wook Park, Sang-Yong	— Audit of corporate accounting and business operations — Creation of audit report on closing accounts, and reporting to the shareholders meeting
Insider Trading Committee	4 independent non-executive directors	Suh,Yoon-Suk Jeffrey D. Jones Sun, Wook Park, Sang-Yong
— Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
— Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Executive Management Committee	6 executive directors	Lee, Ku-Taek Yoon, Seok-Man Chung, Joon-Yang Cho, Soung-Sik Lee, Dong-Hee Choi, Jong-Tae
— Advance deliberation on and approval of in-house investment schemes
— Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
— Deliberation on important subjects regarding working policy, and changes to welfare

(2)	Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

¡	Composition of the Director Candidate Recommendation Committee

Park, Won-Soon (Chairman)	Independent Non-Executive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
— Independent non-executive directors(3), Executive director (1): Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)

Sun, Wook (member)	Independent Non-Executive Director
Ahn, Charles (member)	Independent Non-Executive Director
Choi, Jong-Tae (member)	Executive Director

(3)	List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Suh, Yoon-Suk	— Professor at Ewha Womans’ Univ. — Former Head of the Business School at Ewha Womans’ Univ.	None	President Board of Director
Park, Young-Ju	— CEO and President of Eagon Co. — Vice-President of the Federation of Korean Industries(FKI)	²
Jeffrey D. Jones	— American Lawyer at Kim&Jang Law Office — Former Chairman of the American Chamber of Commerce in Korea	²
Park,Won-Soon	— Standing Chairman of the Hope Institute — Standing Chairman of the Beautiful Foundation — Chairman of Korea Human Rights Foundation	²
Sun, Wook	— Former President & CEO, Samsung Human Resources Development Center — Full-time counsellor, Samsung SDI	²
Ahn, Charles	— President & CEO, AhnLab, Inc. — Former president of Board of Director, AnLab Inc.	²
Huh, Sung-Kwan	— President Gwangju Institute Science & Technology — Former Professor at Dong-A Univ. — Former Minister of Gov’t Administration & Home Affairs	²
Park, Sang-Yong	— Professor at Yonsei Univ. — Former President of the Korea Securities Research Institute	²
(4)	Whether a director is covered by damage liability insurance or not

Accumulated Payment
Name	(including this 3Q 2008)	Ceiling of Insurance	Remarks
All directors	4.22 billion won	50 billion won	— Since Feb. 22, 1999
●	Payment Period: ’08.1.1 ~ 9.30

●	List of key activities of the Board of Directors (Jan. 1, 2008 - Nov 14, 2008)

Session	Date	Agenda	Approval
2008-1	Jan.10	1. Approval of Financial Statements for the 40th Fiscal Year & Convening Schedule of the 40th Annual General Meeting of Shareholders 2. Contribution Plan for In-House Labor Welfare Fund	All 2 cases Approved
2008-2	Jan.29	1. Agenda for the 40th Ordinary General Meeting of Shareholders 2. Executive Director Candidate Recommendation	All 2 cases Approved
2008-3	Feb.22
1. Appointment of Chairman of Board of Directors
2. Appointment of Positions for President and Executive Directors
3. Appointment of Special Committee Members
4. Approval of Designation of Position for Executive Officer
All 4 cases Approved
2008-4	Apr.18
1. Appointment of Chairman of Board of Directors
2. Appointment of Special Committee Members
3. Investment Plan for Manganese mine in South Africa with Pallinghurst
4. Plan for capital increase to improve Non Oriented Electric Steel Sheet of SHUNPO(POSCO-GD)
5. Construction of the #5 Coke Plant and the #5 Sintering Plant of Gwangyang Works
6. Investment Plan for improvement of Raw Material Processing
7. Contribution Plan for POSCO Educational Foundation
8. Treasury Stock Specific Money Trust Contract Renewal
All 8 cases Approved
2008-5	Jul.18
1. Approval of Investment in MacArthur Coal Limited in Australia.
2. Plan for capital increase in Dalian POSCO-CFM Coated Steel Co., Ltd.
3. Approval of Selling the Securities of POSCO E&C
4. Investment in Asia Clean Energy (ACE) Fund
5. Asset Transfer to SNNC
6. FY2008 Interim Dividend Payout
7. Finance Plan in the Q3 2008
8. Overseas Issuance of Exchangeable Bonds
9.Contribution Plan for POSCO TJ Park Foundation
7 cases Approved & Agenda #8,9 Modified
2008-6	Sep. 2	1. Investment plan with a consortium for Brazilian iron ore mine, Namisa	1 case Approved
2008-7	Oct.10
1. Plan to bid for Daewoo Shipbuilding and Marine Engineering Co.
2. Installation of #7 CGL at Gwangyang Works
3. Installation of PGL at Pohang Works
4. Disposal of Treasury Shares
5. Funding Plan in the Q4 2008
6. Contribution Plan for Developing Haedo waterside Park at Pohang
All 6 cases Approved
2008-8	Oct 14	1. Change of the plan to form a consortium to make a bid for Daewoo Shipbuilding and Marine Engineering Co.	1 case Approved

¡	Major activities of outside directors on the Board of Directors (Jan. 1, 2008 - Nov 14, 2008)

Session	Date	Number of participating outside directors	Remarks
2008-1	Jan. 10	7persons	—
2008-2	Jan. 29	9persons	—
2008-3	Feb. 22	9persons	—
2008-4	Apr. 18	7persons	—
2008-5	July. 18	8persons	—
2008-6	Sep. 2	7persons	—
2008-7	Oct. 10	6persons	—
2008-8	Oct. 14	5persons	¡ Change of the plan to form a consortium to make a bid for Daewoo Shipbuilding and Marine Engineering Co. — One outside director disagreed with POSCO’s making solo bid for DSME.
5)	Composition of committees and their activities (Jan. 1, 2008 - Nov 14, 2008)

¡	Major activities of Director Candidate Recommendation Committee

Session	Date	Agenda	Approval
2008-1	Jan.28	1. Assessment of Qualifications of Executive Director 2. Assessment of Qualifications and Recommendation of Independent Non-Executive Directors	— Approved
2008-2	Feb.22	1. Approval of Designation of Position for Executive Officers 2. Appointment of Special Committee Members 3. Appointment of Positions for Executive Directors	— — —
2008-3	Apr.18	1. Appointment of Special Committee Members	—
¡	Major activities of Evaluation and Compensation Committee

Session	Date	Agenda	Approval
2008-1	Jan.10	Evaluation of ’07 Management Result	—

¡	Major activities of Finance and Operation Committee

Session	Date	Agenda	Approval
2008-1	Jan.10	Contribution Plan for In-House Labor Welfare Fund	—
2008-2	Jan.29	Capital Increase and payment guarantees for POSAM	Approved
2008-3	Apr.18	1. Investment Plan for Manganese mine in South Africa with Pallinghurst 2. Plan for capital increase to improve Non Oriented Electric Steel Sheet of SHUNPO(POSCO-GD)	— —
2008-4	Jul.18
1. Approval of Investment in MacArthur Coal Limited in Australia.
2. Plan for capital increase in Dalian POSCO-CFM Coated Steel Co., Ltd.
3. Approval of Selling the Securities of POSCO E&C
4. Investment in Asia Clean Energy (ACE) Fund
5. Finance Plan in the Q3 2008
6. Overseas Issuance of Exchangeable Bonds
— —
2008-5	Sep 2	1. Investment plan with a consortium for Brazilian iron ore mine, Namisa	—
2008-6	Oct 10
1. Plan to bid for Daewoo Shipbuilding and Marine Engineering Co.
2. Funding Plan in the Q4 2008
3. Financing Plan on overseas developing raw materials
4. Contribution Plan for Developing Haedo waterside Park at Pohang
— — Approved —
¡	Major activities of Insider Trading Committee

Session	Date	Agenda	Approval
2008-1	Jan.10	1. Transfer Plan of Pohang CTS Operation Right to POSCO Terminal Co., Ltd. 2. Fair Trading Program Operating Result and Plan	Approved —
2008-2	Jan.28	Transfer Pohang Calcination Facilities to POSREC	Approved
2008-3	Apr.17	1. Contribution Plan for POSCO Educational Foundation 2. Change of the Manager of Fair Trading Program	— Approved
2008-4	Jul.17	1.Contribution Plan for POSCO TJ Park Foundation 2. Asset Transfer to SNNC 3. Compliance Program Operating Result in 1H 2008	— —
2008-5	Oct. 9	1. Transfer Gwangyang Calcination Facilities to POSREC	Approved

¡	Major activities of Executive Management Committee

Session	Date	Agenda	Approval
2008-1	Jan.22	Plan for the Site Formation of Coal Gas Operations	Disapproved
2008-2	Feb.26	3 Cases including Rationalization of Materials Process Facilities at Pohang and Gwangyang Works	Approved
2008-3	Mar.11	Construction of the #5 Coke Plant and #5 Sintering Plant of Gwangyang Works	—
2008-4	Mar.25	Investment Plan for improvement of Raw Material Processing	—
2008-5	Apr.22
1. Second improvement of #4 Blast Furnace of Pohang Works
2. Improvement of #4 Sintering Plant of Pohang Works and Construction of Selective Granulator of Fine Iron Ore
3. Plan for the Site Formation of Coal Gas Operations
4. Plan for technology sales to overseas investment corporation
All 4 Cases Approved
2008-6	May.27
1. Completion of Flue gas Cleaning System of #1,2 Sintering Plant in Pohang Works
2. Enlargement of a Building of Baekun Mountain Education Centre
3. Suspension of Alteration of Entry in the Register of Shareholders for Interim Dividend Payment
All 3 Cases Approved
2008-7	Jun.24	1. Change of Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities 2. Gwangyang Works Greening Project	All 2 Cases Approved
2008-8	July.22	1. Participating in Iron Ore Project 2. Plan for securing the land in India	All 2 Cases Approved
2008-9	Sep. 23
1. Installation of #7 CGL at Gwangyang Works
2. Installation of #4 POL at Gwangyang Works
3. Installation of PGL at Pohang Works
4. Installation of #1 EGL at Pohang Works
5. Enlargement of Wastewater treatment facilities at Gwangyang Works
6. Rationalization of #2-2 Continuous Caster at Pohang Works
7. Capital increases on Installation of #5 CGL at Gwangyang Works, STS Endless Cold Rolling Facilities and Installation of EGL at Pohang Works
8. Participating in Namangan-Tergachi Chust-Pap Exploration project in Uzbekistan
— Approved — Approved Approved Approved Approved Approved
B.	Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Independent Non-Executive Directors. Members of our Audit Committee are Yoon-Suk Suh (committee chair), Jeffrey D. Jones, Wook Sun and Sang-Yong Park.
     The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

     In addition, in connection with Ordinary meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
¡	Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks
Suh, Yoon-Suk	Professor of the Business School at Ewha Womans’ Univ.	Satisfies requirements in the articles of incorporation	Chairman

Jeffrey D. Jones	American Lawyer at Kim&Jang Law Office

Sun, Wook	Former President & CEO, Samsung Human Resources Development Center

Park, Sang-Yong	Professor of the Business School at Yonsei Univ.
¡	Major activities of the audit committee (auditors)

Session	Date	Agenda	Approval
2008-1	Jan.10	° Report Agendas — Reporting of operations of the Internal Audit System in 2007	3 members Participating
2008-2	Jan.28	° Deliberation Agendas
— Assessment of operations of the Internal Audit System in 2007
— Results of the audit of account for the 40th Fiscal Year
— Appointment of External Auditor
° Report Agendas
— Overview Results of the audit of account for the 40th FY by External Auditor
Approved
2008-3	Feb.22	° Deliberation Agenda — Appointment of Internal Audit Manager	Approved
2008-4	Apr.17	° Deliberation Agenda
— Approval of Audit and Non-Audit Services to POSCO and POSCO’s subsidiaries
° Report Agendas
— Results of the audit of account for the 1Q 41th Fiscal Year
— Reporting the 40th Fiscal Year results of the audit of Consolidated and US GAAP financial statements
— Operating Plan in 2008
Approved
2008-5	July.17	° Deliberation Agenda
— Result and Plan of IFRS non-audit service
— Approval of non-audit service for issuance of exchangeable bonds.
° Report Agendas
— Results of the audit of account for the 1H 41th Fiscal Year
— Reporting of operations of the Internal Audit System for the 1H 41th Fiscal Year
Approved
2008-6	Oct. 9	° Deliberation Agenda
— Approval of non-audit service for issuance of foreign currency bonds.
° Report Agendas
— Reporting the 1H 41th Fiscal Year results of the audit of Consolidated financial statements
— Results of the audit of account for the 3Q 41th Fiscal Year
Approved

C.	Voting Rights by Shareholders
(1)	Whether to Adopt the Cumulative Voting System
☐	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
(2)	Whether to Adopt Voting by Mail
☐	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
(3)	Execution of Voting Rights by Minority Shareholders

[None]
D.	Compensation of Directors and Officers
(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Average payment
	Total payment	Ceiling amount approved at	per person
Category	(3Q 2008)	shareholders Meeting	(3Q 2008)	Remarks
Executive Director	2,826 million won	6 billion won	471million won
Independent Non-Executive Director	366 million won		46million won	Including 4 members of Audit Committee
Total	3,192 million won		228million won
☐	Payment Period: ’08.1.1 ~9.30

(2)	List of Stock Options Presented to Executives

(As of September 30, 2008)
		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Jul 23, 2001	Ku-Take Lee Tae-Hyun Hwang Dong-Jin Kim Chin-Choon Kim Jong-Tae Choi Jae-Young Chung Jong-Won Lim Woo-Hee Park	45,184 9,037 9,037 9,037 9,037 2,259 2,259 2,259	45,184 9,037 9,037 9,037 9,037 2,259 2,259 2,259	0 0 0 0 0 — — —	July 24, 2003 ~July 23, 2008	KRW 98,900
Apr. 27, 2002	Chang-Ho Kim Chang-Kwan Oh	9,316 9,316	931 3,931	8,385 5,385	April 28, 2004 ~ April 27, 2009	KRW 136,400
Sep.18 2002	Suk-Man Youn Young-Tae Keon	11,179 9,316	6,000 931	5,179 8,385	Sep. 19, 2004 ~Sep. 18, 2009	KRW 116,100
Apr. 26, 2003	Kim,E. Han Dong-Jin Kim Tae-Hyun Hwang Youn Lee Seong-Sik Cho Jong-Tae Choi Hyun-Shik,Chang Oh-Joon, Kwon Dong-Hwa, Chung Jin-Il, Kim Dong-Hee, Lee Sang-Young, Lee	2,401 1,921 1,921 1,921 1,921 1,921 9,604 9,604 9,604 9,604 9,604 9,604	0 192 192 192 192 192 9,604 8,604 5,960 9,492 5,960 9,604	2,401 1,729 1,729 1,729 1,729 1,729 0 1,000 3,644 112 3,644 —	April 27, 2005 ~April 26, 2010	KRW102,900
Jul. 23, 2004	Ku-Taek Lee
Kyeong-Ryul Ryoo
Suk-Man Youn
Dong-Jin Kim
Youn Lee
Joon Yang Chung
Young Ju Park
Yoon Suk Suh
Keel Sou Chung
Sang Wook Ha
Sang Young Kim
Young Suk Lee
Sang Myun Kim
Kun Soo Lee
Ki Chul Shin
Kyu Jeong Lee
	Byung Ki Jang	49,000 4,900 7,840 7,840 7,840 4,900 1,862 1,862 9,800 9,800 9,800 9,800 9,800 9,800 9,800 9,800 9,800	0 0 0 0 0 0 0 1,000 0 0 0 0 7,000 1,800 0 9,800 1,800	49,000 4,900 7,840 7,840 7,840 4,900 1,862 862 9,800 9,800 9,800 9,800 2,800 8,000 9,800 0 8,000	July 24, 2006 ~July 23, 2011	KRW 151,700
Apr. 28, 2005	Jong Doo Choi Nam Suk Hur Jun Gil Cho Yong Ghul Yoon Noi Ha Cho Wook Sun Charles Ahn	2,000 2,000 10,000 10,000 10,000 2,000 2,000	0 0 0 0 0 0 0	2,000 2,000 10,000 10,000 10,000 2,000 2,000	April 29, 2007 ~April 28, 2012	KRW 194,900
Total		409,110	171,486	237,624
●	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(’06.2.24)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of September 30, 2008, and the related non-consolidated statements of income for the three-month and nine-month periods ended September 30, 2008, and changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our review. The accompanying non-consolidated statements of income of the Company for the three-month and nine-month periods ended September 30, 2007, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2007, were reviewed by Samil PricewaterhouseCoopers whose report thereon dated October 31, 2007, stated that they were not aware of any material modifications that should be made to these statements in order for them to be in conformity with generally accepted accounting principles in the Republic of Korea.
We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet as of December 31, 2007, and the related non-consolidated statements of income, appropriation of retained earnings, changes in shareholders’ equity and cash flows for the year then ended, which are not accompanying this report, were audited by Samil PricewaterhouseCoopers, whose report thereon dated February 11, 2008, expressed an unqualified opinion on those statements. The accompanying non-consolidated balance sheet as of December 31, 2007, presented for comparative purposes, is not different from that included in the audited financial statement noted above in all material respects.

The following matters may be helpful to the readers in their understanding of the financial statements:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
Seoul, Korea
October 24, 2008

This report is effective as of October 24, 2008, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
As of September 30, 2008 and December 31, 2007
(Unaudited)

(in millions of Won)	2008		2007

Assets
Cash and cash equivalents (note 3)	~~W~~	977,944	~~W~~	691,034
Short-term financial instruments (note 3)		2,323,494		1,443,301
Trading securities (note 6)		940,750		1,239,290
Current portion of held-to-maturity securities (note 7)		22,000		191,995
Trade accounts and notes receivable, net of allowance for doubtful accounts (notes 4 and 21)		3,189,696		1,894,850
Inventories (note 5)		5,323,020		3,221,279
Other accounts and notes receivable, net of allowance for doubtful accounts (notes 4 and 21)		104,239		48,777
Other current assets, net of allowance for doubtful accounts (note 11)		94,740		37,368

Total current assets		12,975,883		8,767,894

Property, plant and equipment at cost (notes 8 and 22)		35,513,035		33,881,421
Less accumulated depreciation		(21,817,838)		(20,679,772)

Property, plant and equipment, net		13,695,197		13,201,649

Investment securities, net (notes 7 and 10)		8,416,279		8,163,412
Intangible assets, net (notes 9 and 22)		172,568		211,975
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (note 4)		16,611		19,365
Long-term financial instruments (note 3)		40		47
Other long-term assets, net of allowance for doubtful accounts (note 11)		88,673		128,456

Total non-current assets		22,389,368		21,724,904

Total assets	~~W~~	35,365,251	~~W~~	30,492,798

See accompanying notes to non-consolidated financial statements.

3

POSCO
Non-Consolidated Balance Sheets
As of September 30, 2008 and December 31, 2007
(Unaudited)

(in millions of Won)	2008		2007

Liabilities
Trade accounts and notes payable (note 21)	~~W~~	1,245,343	~~W~~	632,047
Short-term borrowings (note 12)		542,827		81,293
Current portion of long-term debt, net of discount on debentures issued (notes 12 and 13)		203,063		432,134
Accrued expenses		181,129		87,949
Other accounts payable (note 21)		565,074		595,046
Withholdings		39,961		27,131
Income tax payable		1,257,815		823,723
Deferred income tax liabilities (note 19)		132,012		96,673
Other current liabilities (note 15)		85,674		35,810

Total current liabilities		4,252,898		2,811,806

Long-term debt, net of current portion and discount on debentures issued (note 13)		3,339,275		2,240,879
Accrued severance benefits, net (note 14)		269,704		225,405
Deferred income tax liabilities (note 19)		326,365		557,749
Other long-term liabilities		110,232		153,727

Total non-current liabilities		4,045,576		3,177,760

Total liabilities		8,298,474		5,989,566

Shareholders’ Equity
Capital stock		482,403		482,403
Capital surplus		4,170,301		4,160,785
Capital adjustments		(2,822,783)		(2,785,951)
Accumulated other comprehensive income		498,170		877,768
Retained earnings		24,738,686		21,768,227

Total shareholders’ equity		27,066,777		24,503,232

Total liabilities and shareholders’ equity	~~W~~	35,365,251	~~W~~	30,492,798

See accompanying notes to non-consolidated financial statements.

4

POSCO
Non-Consolidated Statements of Income
For the three-month and nine-month periods ended September 30, 2008 and 2007
(Unaudited)

	For the three-month period				For the nine-month period
(in millions of Won, except per share amounts)	ended September 30				ended September 30
	2008		2007		2008		2007

Sales (notes 21 and 22)	~~W~~	8,812,977	~~W~~	5,257,027	~~W~~	22,337,118	~~W~~	16,772,651
Cost of goods sold (notes 21 and 24)		6,450,476		3,831,252		16,158,116		12,345,671

Gross profit		2,362,501		1,425,775		6,179,002		4,426,980
Selling and administrative expenses (note 18)		379,172		352,914		1,036,548		994,010

Operating profit		1,983,329		1,072,861		5,142,454		3,432,970

Non-operating income
Interest income		49,717		33,236		132,244		82,157
Dividend income		7,388		6,567		76,637		49,614
Gain on valuation of trading securities		1,186		—		10,537		5,189
Gain on disposal of trading securities		10,789		16,688		37,083		44,664
Gain on disposal of property, plant and equipment		3,538		838		7,900		7,408
Gain on valuation of derivatives		14,196		10,609		14,196		3,054
Gain on foreign currency transactions		173,483		22,836		285,668		55,532
Gain on foreign currency translation		38,861		—		43,957		7,940
Equity in earnings of equity method accounted investments (note 7)		30,328		102,443		347,257		507,084
Reversal of allowance for doubtful accounts		654		—		3,306		—
Gain on disposal of other long-term assets		4,250		3,427		28,344		7,578
Reversal of stock compensation expense (note 17)		34,372		—		34,372		—
Others		25,747		18,939		73,876		62,157

		394,509		215,583		1,095,377		832,377

Non-operating expenses
Interest expense		39,907		28,588		96,801		75,132
Other bad debt expense		622		975		588		4,094
Loss on valuation of trading securities		—		2,490		—		—
Loss on foreign currency transactions		268,156		25,117		391,780		61,416
Loss on foreign currency translation		193,635		44,076		397,635		20,235
Donations		11,702		10,423		84,704		99,706
Loss on disposal of property, plant and equipment		11,588		11,008		33,944		32,181
Equity in losses of equity method accounted investments (note 7)		54,893		23,410		130,166		51,708
Loss on impairment of trading securities (note 7)		96,785		—		96,785		—
Others		21,569		6,018		46,910		38,133

		698,857		152,105		1,279,313		382,605

Income before income taxes		1,678,981		1,136,339		4,958,518		3,882,742
Income tax expense (note 19)		460,264		265,127		1,233,022		916,301

Net income (note 23)	~~W~~	1,218,717	~~W~~	871,212	~~W~~	3,725,496	~~W~~	2,966,441

Basic earnings per share (note 20)	~~W~~	16,165	~~W~~	11,515	~~W~~	49,408	~~W~~	38,991

See accompanying notes to non-consolidated financial statements.

5

POSCO
Non-Consolidated Statements of Changes in Shareholders’ Equity
For the nine-month periods ended September 30, 2008 and 2007
(Unaudited)

	Capital		Capital		Capital		Accumulated Other		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total

Balance as of January 1, 2007	~~W~~	482,403	~~W~~	3,934,588	~~W~~	(1,670,690)	~~W~~	301,463	~~W~~	18,743,894	~~W~~	21,791,658
Cumulative effect of changes in accounting policy (note 2)		—		67,519		(69,987)		2,468		—		—
Year-end dividends		—		—		—		—		(465,558)		(465,558)
Net income		—		—		—		—		2,966,441		2,966,441
Interim dividends		—		—		—		—		(189,541)		(189,541)
Changes in capital surplus of equity method accounted investments		—		(5,422)		—		—		—		(5,422)
Acquisition of treasury stock		—		—		(1,130,814)		—		—		(1,130,814)
Disposal of treasury stock		—		101,912		201,866		—		—		303,778
Gain on valuation of avilable-for-sale securities, net		—		—		—		453,206		—		453,206
Changes in capital adjustment arising from equity method accounted investments		—		—		—		137,475		—		— 137,475

Balance as of September 30, 2007	~~W~~	482,403	~~W~~	4,098,597	~~W~~	(2,669,625)	~~W~~	894,612	~~W~~	21,055,236	~~W~~	23,861,223

	Capital		Capital		Capital		Accumulated Other		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total

Balance as of January 1, 2008	~~W~~	482,403	~~W~~	4,160,785	~~W~~	(2,785,951)	~~W~~	877,768	~~W~~	21,768,227	~~W~~	24,503,232
Year-end dividends		—		—		—		—		(566,552)		(566,552)
Net income		—		—		—		—		3,725,496		3,725,496
Interim dividends		—		—		—		—		(188,485)		(188,485)
Changes in capital surplus of equity method accounted investments		—		9,516		—		—		—		9,516
Acquisition of treasury stock		—		—		(36,832)		—		—		(36,832)
Loss on valuation of avilable-for-sale securities, net		—		—		—		(759,156)		—		(759,156)
Changes in capital adjustment arising from equity method accounted investments		—		—		—		379,558		—		— 379,558

Balance as of September 30, 2008	~~W~~	482,403	~~W~~	4,170,301	~~W~~	(2,822,783)	~~W~~	498,170	~~W~~	24,738,686	~~W~~	27,066,777

See accompanying notes to non-consolidated financial statements.

6

POSCO
Non-Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2008 and 2007
(Unaudited)

(in millions of Won)	2008		2007

Cash flows from operating activities
Net income	~~W~~	3,725,496	~~W~~	2,966,441

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,419,822		1,256,643
Accrual of severance benefits		158,153		95,043
Gain on valuation of trading securities		(10,537)		(5,189)
Gain on disposal of trading securities		(37,083)		(44,696)
Gain on disposal of investments, net		(29,875)		—
Loss on disposal of property, plant and equipment, net		26,044		24,773
Gain on derivative transactions, net		(14,196)		(3,007)
Equity in earnings of equity accounted investments, net		(217,091)		(455,376)
(Reversal of) stock compensation expense		(34,372)		129,357
Loss on foreign currency translation, net		373,552		9,956
Loss on disposal of notes receivable		5,961		9,600
Provision for (reversal of) allowance for doubtful accounts		(2,718)		13,020
Loss on impairment of trading securities		96,785		—
Other employee benefit		5,434		3,603
Interest expense		3,781		2,253
Interest income		(1,822)		(32,127)
Loss on valuation of inventories		—		15,419
Others, net		2,340		(700)

		1,744,178		1,018,572

Changes in operating assets and liabilities
Trade accounts and notes receivable		(1,282,732)		(115,502)
Other accounts and notes receivable		(57,289)		(25,977)
Accrued income		(11,626)		(2,182)
Prepaid expenses		(41,971)		(40,242)
Inventories		(2,105,203)		(463,446)
Trade accounts and notes payable		581,112		2,654
Other accounts payable		(31,627)		286,607
Accrued expenses		92,346		(119,660)
Income tax payable		434,091		68,371
Advances received		21,887		8,593
Payment of severance benefits		(53,248)		(17,107)
Deferred income tax assets and liabilities		(24,125)		(27,322)
Retirement insurance deposits		(60,610)		(60,190)
Other current liabilities		26,678		26,162
Dividends from equity method accounted investments		47,032		66,354
Others, net		15,582		(16,195)

		(2,449,703)		(429,082)

Net cash provided by operating activities		3,019,971		3,555,931

See accompanying notes to non-consolidated financial statements.

7

POSCO
Non-Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2008 and 2007
(Unaudited)

(in millions of Won)	2008		2007

Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	2,637,105	~~W~~	1,072,581
Disposal of trading securities		5,651,153		7,382,153
Redemption of held-to-maturity securities		346,412		—
Disposal of available-for-sale securities		782		5,883
Disposal of other long-term assets		82,369		28,793
Disposal of property, plant and equipment		30,115		26,622
Disposal of equity method accounted investments		8,606		24,101
Acquisition of short-term financial instruments		(3,506,494)		(1,857,616)
Acquisition of trading securities		(5,304,993)		(6,485,000)
Acquisition of available-for-sale securities		(433,598)		(892,558)
Acquisition of equity method accounted investments		(295,410)		(251,789)
Acquisition of held-to-maturity securities		(186,417)		—
Acquisition of other long-term assets		(8,900)		(13,952)
Acquisition of property, plant and equipment		(1,899,809)		(1,657,999)
Cost of removal of property, plant and equipment		(18,914)		(18,624)
Acquisition of intangible assets		(14,289)		(15,454)
Others, net		(5,499)		(2,727)

Net cash used in investing activities		(2,917,781)		(2,655,586)

Cash flows from financing activities
Proceeds from short-term borrowings		435,940		53,711
Proceeds from issuance of debentures		967,674		497,952
Proceeds from treasury stock		—		303,778
Increase in other long-term liabilities		25,824		9,837
Acquisition of treasury stock		(36,832)		(1,130,814)
Repayment of long-term debts		(431,637)		(5,340)
Payment of cash dividends		(755,037)		(655,099)
Decrease in other long-term liabilities		(20,637)		(33,747)
Others, net		(575)		(365)

Net cash provided by (used in) financing activities		184,720		(960,087)

Net increase (decrease) in cash and cash equivalents		286,910		(59,742)

Cash and cash equivalents
Cash and cash equivalents at beginning of year		691,034		512,421

Cash and cash equivalents at September 30 (note 3)	~~W~~	977,944	~~W~~	452,679

See accompanying notes to non-consolidated financial statements.

8

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

1.	The Company
POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The Company owns and operates two steel plants in Korea. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company’s head office is located in Pohang, Korea, and it also operates internationally through its overseas affiliates.

Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of ~~W~~ 5,000 per share. The Company retired 2,891,140, 2,807,690, 1,815,640 and 1,779,320 shares of treasury stock with the approval of the Board of Directors on August 25, 2001, November 20, 2002, July 22, 2003, and October 19, 2004, respectively. Accordingly, total shares issued are 87,186,835 as of September 30, 2008.

As of September 30, 2008, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2.	Summary of significant accounting policies
Basis of presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

The accounting policies were consistently applied for the non-consolidated financial statements both as of and for the nine-month period ended September 30, 2008 and as of and for the year ended December 31, 2007 except for the application of the revised Statement of Korea Accounting Standards (SKAS) No. 15, Equity Method Investments, effective January 1, 2008.

In accordance with the revised SKAS No. 15, Equity Method Investments, the Company reclassified the difference between the acquisition cost of minority interest of subsidiaries and book value of net assets transferred recorded in accumulated other comprehensive income to capital surplus (or capital adjustment), as appropriate. As required under the transition requirements, the revised standard was adopted retrospectively and thus the beginning balance of capital surplus, capital adjustment and accumulated other comprehensive income has been adjusted as of January 1, 2007 in the non-consolidated statement of changes in shareholders’ equity. Adoption of this standard did not result in any change to reported non-consolidated net income or

9

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
total non-consolidated shareholders’ equity of prior periods. The details of reclassification were as followings:

	2005			2006		2007
(in millions of Won)	Unadjusted		Adjusted	Unadjusted	Adjusted	Unadjusted	Adjusted
Capital surplus—other	~~W~~	242,700	292,437	297,986	365,505	473,217	524,184
Capital adjustments, net—other		—	(69,987)	—	(69,987)	—	(69,987)
Accumulated other comprehensive income—changes in capital adjustment arising from equity method accounted investments	~~W~~	42,400	62,650	(5,200)	(2,732)	170,363	189,383

3.	Cash and Cash Equivalents, and Financial Instruments
Cash and cash equivalents, short-term and long-term financial instruments as of September 30, 2008 and December 31, 2007 are summarized as follows:

(in millions of Won)	Annual Interest Rate (%)	2008		2007

Cash and cash equivalents
Checking accounts	—	~~W~~	1,255	1,539
Money market deposit accounts	—		—	103,800
Money market trust	5.35		38,400	—
Time deposits	5.68 ~ 6.14		370,000	—
Time deposits in foreign currency	3.02 ~ 7.93		528,289	215,692
Certificates of deposit	6.85		20,000	—
Repurchase agreement	5.83		20,000	370,000
Others	—		—	3

		~~W~~	977,944	691,034

Short-term financial instruments
Ordinary deposits (*1)	0.50	~~W~~	4,783	5,140
Time deposits	5.65 ~ 6.50		1,230,000	540,000
Specified money in trust	—		58,711	135,231
Certificates of deposit	5.65 ~ 7.06		920,000	747,930
Repurchase Agreement	5.68 ~ 6.00		110,000	15,000

		~~W~~	2,323,494	1,443,301

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	~~W~~	40	47

(*1)	In relation to projects outsourced to the Company by the Korea government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits amounting to ~~W~~ 40 million and ~~W~~ 47 million as of September 30, 2008 and December 31, 2007, respectively, to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.

10

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

4.	Accounts and Notes Receivable
Accounts and notes receivable, and their respective allowance for doubtful accounts as of September 30, 2008 and December 31, 2007 are summarized as follows:

(in millions of Won)	2008		2007

Trade accounts and notes receivable	~~W~~	3,192,370	1,896,352
Less: Allowance for doubtful accounts		(2,674)	(1,502)

	~~W~~	3,189,696	1,894,850

Other accounts and notes receivable	~~W~~	116,019	77,104
Less: Allowance for doubtful accounts		(11,780)	(28,327)

	~~W~~	104,239	48,777

Long-term trade accounts and notes receivable	~~W~~	18,492	31,831
Less: Allowance for doubtful accounts		(1,881)	(12,466)

	~~W~~	16,611	19,365

5.	Inventories
Inventories as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Finished goods	~~W~~	857,508	490,817
By-products		6,202	5,377
Semi-finished goods		1,254,967	862,831
Raw materials		1,326,923	770,572
Fuel and materials		404,515	416,608
Materials-in-transit		1,472,282	674,429
Others		623	645

	~~W~~	5,323,020	3,221,279

6.	Trading Securities
Trading securities as of September 30, 2008 and December 31, 2007 are summarized as follows:

(in millions of Won)	2008			2007
	Acquisition Cost	Fair Value	Book Value	Book Value

Beneficiary certificates	~~W~~930,000	940,750	940,750	1,239,290

11

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
7.	Investment Securities
(a)	Available-for-sale securities as of September 30, 2008 and December 31, 2007 are summarized as follows:

(in millions of Won)
	2008		2007
Available-for-sale securities
Marketable equity securities	~~W~~	2,981,641	3,680,054
Non-marketable equity securities		112,833	138,036
Investments in bonds		882	124
Equity investments		500	500

	~~W~~	3,095,856	3,818,714

(b)	Investments in marketable equity securities as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008								2007
	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value		Value

SK Telecom Co., Ltd. (*1)	4,297,549	5.29	~~W~~	1,208,677	~~W~~	874,682	~~W~~	874,682	~~W~~	1,061,740
Hana Financial Group Inc.	4,663,776	2.20		29,998		128,487		128,487		235,054
Nippon Steel Corporation	238,352,000	3.50		719,622		1,055,454		1,055,454		1,374,491
Hyundai Heavy Industries	1,477,000	1.94		343,505		397,313		397,313		653,572
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		4,870		4,870		5,811
HISteel Co., Ltd.	135,357	9.95		1,609		3,357		3,357		2,430
Moonbae Steel Co., Ltd.	1,849,380	9.02		3,588		4,744		4,744		8,230
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.45		3,911		1,877		1,877		2,831
Korea Line Corporation	217,373	1.89		8,067		32,715		32,715		35,867
Shinhan Financial Group Inc.	3,815,676	0.96		219,467		159,877		159,877		204,139
SeAH Steel Corp.	540,000	10.11		18,792		32,670		32,670		26,028
Thainox Stainless Public Company Limited	1,200,000,000	15.00		42,301		42,705		42,705		46,243
Union Steel Co., Ltd.	1,005,000	9.80		40,212		27,939		27,939		23,618
MacArthur Coal Limited (*2)	21,215,700	10.00		420,805		213,105		213,105		—
Hanjin Shipping Co., Ltd.	68,260	0.08		2,652		1,846		1,846		—

			~~W~~	3,065,619	~~W~~	2,981,641	~~W~~	2,981,641	~~W~~	3,680,054

(*1)	1,955,978 shares of SK Telecom Co., Ltd., have been pledged as collateral related to exchangeable bonds (see note 13).

(*2)	The Company recognized excess of the acquisition cost of MacArthur Coal Limited over the fair value at the acquisition date amounting to ~~W~~ 96,785 million as impairment losses.
(c)	Held-to-maturity as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)
	2008		2007
Held-to-maturity	~~W~~	53,524	223,434
Less: Current portion		(22,000)	(191,995)

	~~W~~	31,524	31,439

12

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(d)	Equity method accounted investments as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)					2007		Increase(Decrease)				2008
	Number of	Percentage of					Equity method		Other Increase
Investees(*1)	Shares	Ownership(%)	Acqusition Cost		Book Value		Profit(Loss)		(Decrease) (*2)		Book Value

POSCO E&C Co., Ltd.	27,281,080	89.53	~~W~~	365,789	~~W~~	657,107	~~W~~	74,596	~~W~~	64,399	~~W~~	796,102
Posteel Co., Ltd.	17,155,000	95.31		113,393		283,509		17,907		25,784		327,200
POSCON Co., Ltd.	3,098,610	88.04		49,822		46,261		11,835		(2,250)		55,846
POSCO Coated & Color Steel Co., Ltd.	3,412,000	56.87		82,017		155,769		(26,307)		(14,648)		114,814
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		27,005		(786)		4,038		30,257
POSDATA Co., Ltd.	50,440,720	61.85		52,749		95,191		(18,601)		(670)		75,920
POSCO Research Institute	3,800,000	100.00		19,000		23,196		1,226		—		24,422
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		28,916		490		—		29,406
POSCO Architects & Consultants Co., Ltd.	230,000	100.00		1,043		9,972		5,033		165		15,170
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		487,376		78,085		(2,494)		562,967
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		11,264		(328)		—		10,936
POSTECH Venture Capital Corp.	5,700,000	95.00		28,500		36,792		768		(2,681)		34,879
eNtoB Corporation(*4)	560,000	17.50		2,800		4,163		66		6		4,235
POSCO Refractories & Environment Co., Ltd.	3,544,200	60.00		41,210		74,627		3,500		(2,349)		75,778
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		18,172		(570)		—		17,602
POSMATE Co., Ltd	214,286	30.00		7,233		9,531		2,160		(340)		11,351
Samjung Packing & Aluminum Co., Ltd.(*4)	270,000	9.00		2,714		5,138		599		43		5,780
POSCO Power Corp.	40,000,000	100.00		597,170		618,048		15,079		(5,387)		627,740
SNNC Co., Ltd.	18,130,000	49.00		90,650		89,516		(9,399)		—		80,117
PNR Corporation	5,467,686	70.00		27,338		—		182		27,338		27,520
POSCO America Corporation	354,531	99.45		297,221		86,093		739		85,275		172,107
POSCO Australia Pty. Ltd.	761,775	100.00		37,352		199,968		39,872		(63,958)		175,882
POSCO Asia Co., Ltd.	9,360,000	100.00		7,425		19,380		3,602		7,066		30,048
VSC POSCO Steel Corporation(*3)	—	35.00		4,758		4,750		5,440		1,146		11,336
Dalian POSCO-CFM Coated Steel Co., Ltd.(*3)	—	30.00		7,189		1,657		1,224		1,193		4,074
POSCO-CTPC(*3,4)	—	10.00		653		926		175		417		1,518
Zhangjiagang Pohang Stainless Steel Co., Ltd.(*3)	—	58.60		234,204		338,703		8,825		56,177		403,705
Guangdong Pohang Coated Steel Co., Ltd.(*3)	—	83.66		26,297		17,313		3,602		8,589		29,504
POSCO THAILAND BANGKOK PROCESSING CENTER CO., LTD.	12,721,734	85.62		39,677		9,696		377		33,311		43,384
Myanmar POSCO Steel Co., Ltd.	13,440	70.00		2,192		2,612		1,032		851		4,495
KOBRASCO	2,010,719,185	50.00		32,950		40,509		32,135		6,197		78,841
POSCO Investment Co., Ltd.	5,000,000	100.00		53,189		67,036		3,645		18,040		88,721
Poschrome (Proprietary) Limited	21,675	25.00		4,859		5,056		4,886		(2,635)		7,307
Guangdong Xingpu Steel Center Co., Ltd.(*3.4)	—	10.50		927		1,454		463		673		2,590
POS-Hyundai Steel Manufacturing India Private Limited(*4)	2,345,558	10.00		1,057		1,363		133		103		1,599
POSVINA Co., Ltd.(*3)	—	50.00		1,527		2,096		(548)		473		2,021
POSCO-MKPC SDN BHD	6,882,189	38.60		6,666		4,587		1,817		5,806		12,210
PT POSMI Steel Indonesia(*4)	1,193	9.47		782		803		200		85		1,088
Qingdao Pohang Stainless Steel Co., Ltd.(*3)	—	70.00		71,462		51,257		(360)		43,891		94,788
POSCO(Suzhou) Automotive Processing Center Co., Ltd.(*3)	—	90.00		31,023		30,181		6,040		12,770		48,991
POSCO-China Holding Corp.(*3)	—	100.00		165,233		173,158		11,541		82,810		267,509
POSCO-Japan Co., Ltd.	90,438	100.00		50,558		45,878		(7,038)		24,398		63,238

13

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

(in millions of Won)					2007		Increase(Decrease)				2008
	Number of	Percentage of					Equity method		Other Increase
Investees(*1)	Shares	Ownership(%)	Acqusition Cost		Book Value		Profit(Loss)		(Decrease) (*2)		Book Value

POSCO-India Private Ltd.	225,000,000	100.00		52,627		49,386		105		3,675		53,166
POSCO-India Pune Processing Center Private Limited	74,787,080	65.00		17,017		12,160		(7,032)		8,670		13,798
POSCO-CFPC CO.,LTD.(*3)	—	44.67		9,408		8,545		2,502		3,597		14,644

Nickel Mining Company	3,234,698	49.00		157,585		200,622		(33,167)		46,449		213,904

POSCO-Vietnam Co., Ltd.(*3)	—	100.00		198,578		146,421		(2,596)		94,782		238,607

POSCO-Mexico Co., Ltd.	1,304,955,170	84.67		117,950		21,078		(4,198)		117,414		134,294
POSCO INDIA DELHI STEEL PROCESSING CENTRE PRIVATE LIMITED	42,532,980	76.40		9,089		10,759		(7,428)		767		4,098
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd.(*3)	—	24.00		6,718		7,128		108		2,546		9,782
POSCO-VIETNAM PROCESSING CENTER CO., LTD.(*3)	—	80.00		8,192		7,893		(1,304)		1,919		8,508
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.(*3)	—	25.00		61,961		63,238		6,404		19,561		89,203
POSCO Malaysia SDN. BHD.(*6)	16,200,000	60.00		16,202		—		(8,989)		15,112		6,123
POSCO-SK Steel (Pinghu) Processing Center Co., Ltd.(*3,5)	—	20.00		1,869		—		534		2,826		3,360
POSCO-PWPC SP.ZO.O(*5)	30,000	30.00		3,803		—		(216)		4,988		4,772
POSCO (Chongqing) Automotive Processing Center Co.,Ltd.(*3,5)	—	90.00		6,201		—		(1,013)		8,527		7,514
POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd.(*3,5)	—	30.00		1,794		—		329		2,545		2,874
POSCO (Wuhu) Automotive Processing Center. Co., Ltd.(*3)	—	68.57		10,026		—		(285)		11,539		11,254

			~~W~~	3,565,859	~~W~~	4,313,259	~~W~~	217,091	~~W~~	758,549	~~W~~	5,288,899

(*1)	The Company used the unaudited or unreviewed financial statements of these companies when applying the equity method of accounting.

(*2)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on equity method accounted investments, changes in retained earnings and others.

(*3)	No shares have been issued in accordance with the local laws or regulations.

(*4)	Equity method of accounting is applied as the Company has significant influence on investees directly or indirectly through is affiliates by owning more than 20% of outstanding shares of investees.

(*5)	Those securities were reclassified from available-for-sales securities to equity method accounted investments as total assets of each investee are greater than ~~W~~ 7,000 million as of December 31, 2007.

(*6)	Acquisition cost of this investee consist of ~~W~~ 1,749 million of common stock and ~~W~~ 14,453 million of preferred stock. The carrying amount of common stock was reduced to zero due to the equity in loss of the investee. The remaining equity in loss in the amount of ~~W~~ 8,329 million was applied to reduce the carrying amount of preferred stock.
For the nine-month period ended September 30, 2008 and 2007, amortization of goodwill amounted to ~~W~~ 19,406 million and ~~W~~ 15,978 million, respectively, and the elimination of the unrealized profit from intercompany transactions less realized profit amounted to ~~W~~ 147,676 million.

14

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
8.	Property, Plant and Equipment
(a)	Changes in property, plant and equipment for the nine-month period ended September 30, 2008 are as summarized follows:

(in millions of Won)	Beginning Balance		Acquisition		Disposal		Others (*1)		Depreciation (*2)		Ending Balance

Land	~~W~~	860,350	~~W~~	—	~~W~~	(19,368)	~~W~~	68,950	~~W~~	—	~~W~~	909,932
Buildings		2,019,902		—		(4,664)		112,996		(125,630)		2,002,604
Structures		1,473,696		—		(1,096)		87,808		(88,218)		1,472,190
Machinery and equipment		7,508,093		—		(11,951)		836,892		(1,120,653)		7,212,381
Vehicles		28,729		—		(33)		1,322		(7,967)		22,051
Tools		19,790		—		(30)		6,443		(9,165)		17,038
Furniture and fixtures		38,119		—		(60)		20,758		(12,026)		46,791
Finance Lease Assets		10,829		—		—		—		(478)		10,351
Construction-in-progress		1,242,141		1,899,809		—		(1,140,091)		—		2,001,859

	~~W~~	13,201,649	~~W~~	1,899,809	~~W~~	(37,202)	~~W~~	(4,922)	~~W~~	(1,364,137)	~~W~~	13,695,197

(*1)	Represents assets transferred from construction-in-progress to intangible assets and property, plant and equipment.

(*2)	Includes depreciation expense of temporarily idle assets due to routine maintenance.
(b)	The Company’s expenditures in relation to construction-in-progress for the reinforcement of Gwangyang plate production capacity amounted to ~~W~~1,899,809 million for the nine-month period ended September 30, 2008.

(c)	Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the decline in the economy in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in sales price of products, resulting in the deterioration in profitability, drove the management’s operation committee to cease the construction of the No. 2 Minimill in April 2002. In June 2006, the Company entered into an initial contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for an estimate of US$ 96 million. Disposal of No. 2 Minimill equipment have been substantially completed by making seventeen shipments.

15

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
9.	Intangible Assets

Intangible assets, net of amortization, as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Intellectual property rights	~~W~~	2,368	~~W~~	1,514
Port facilities usage rights		116,381		130,596
Other intangible assets (*1)		53,819		79,865

	~~W~~	172,568	~~W~~	211,975

(*1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
10.	Pledged assets
(a)	As of September 30, 2008, held-to-maturity securities amounting to ~~W~~ 31,524 million was provided as collateral to the Gyungsangbuk-do Province Office as guarantee for environmental remediation of POSCO No. 4 disposal site.

(b)	As of September 30, 2008, 1,955,978 shares, equivalent to 17,603,801 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (see note 13). In addition, 2,341,569 shares of SK Telecom Co., Ltd. and 410,000 shares of Hyundai Heavy Industries Co., Ltd. have been pledged as collateral for the indulgence of income tax prepayment.

(c)	Guarantees provided by third parties on behalf of the Company as of September 30, 2008 and December 31, 2007 were as follows:

(in millions of Won)	2008				2007

Korea Development Bank	EUR	4,762,267	~~W~~	8,130	EUR	5,236,941	~~W~~	7,234

16

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
11.	Other Assets

Other current and non-current assets as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Other current assets
Short-term loans receivable	~~W~~	14	14
Accrued income		42,369	30,743
Prepaid expenses		47,966	5,995
Advanced payments		3,142	248
Others		1,249	368

	~~W~~	94,740	37,368

Other long-term assets
Long-term loans receivable	~~W~~	5,178	1,856
Guarantee deposits		1,215	975
Other investment assets		82,313	125,655

		88,706	128,486
Less: Allowance for doubtful accounts		(33)	(30)

	~~W~~	88,673	128,456

12.	Short-Term Borrowings and Current Portion of Long-Term Debt

Short-term borrowings as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2008		2007

Domestic borrowings	5.63	~~W~~	300,000	—
Foreign currency borrowings	3.88 ~ 4.08		242,827	81,293

		~~W~~	542,827	81,293

Current portion of long-term debt as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2008		2007

Exchangeable bonds	—	~~W~~	—	430,182
Public bonds	4.66		200,000	—
Foreign currency borrowings in won equivalent	4.60		2,197	1,600
Loans from foreign financial institutions	2.00		1,086	879

			203,283	432,661

Less: Discount on debentures issued			(220)	(527)

		~~W~~	203,063	432,134

17

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
13.	Long-Term Debt
(a)	Debentures as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Issue date	Maturity	Annual Interest Rate (%)	2008		2007

Domestic debentures	Mar. 28, 2006~ May 11, 2007	Mar. 28, 2011~ May 11, 2012	4.66 ~ 6.52	~~W~~	2,000,000	1,500,000
Samurai Bonds	Jun. 28, 2006	Jun. 28, 2013	2.05		572,110	416,665
Euro Bonds	Aug. 10, 2006	Aug. 10, 2016	5.88		356,310	281,460
Exchangeable bonds	Aug. 20, 2003	Aug. 20, 2008	—		—	430,182
Exchangeable bonds(*1)	Aug. 19, 2008	Aug. 19, 2013	—		604,091	—

					3,532,511	2,628,307
Add: Premium on bond redemption					9,122	—
Less: Current portion					(200,000)	(430,182)
Discount on debentures issued					(56,811)	(11,258)

				~~W~~	3,284,822	2,186,867

(*1)	The Company issued exchangeable bonds, which is exchangeable with 17,603,801 SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption :	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Exercise call period by bondholders:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period by bondholders:	Exactly three years following the payment date
The underlying assets of above exchangeable bonds are SK Telecom Co., Ltd. ADRs which were pledged as collateral for the exchangeable bonds previously redeemed on August 20, 2008. The transaction between the Company and Zeus (Cayman) Ltd. is deemed to be a borrowing transaction under generally accepted accounting principles in the Republic of Korea.
(b)	Long-term domestic borrowing as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2008		2007

Korea Resources Corporation	Representitve borrowing rate (*1)-2.25	~~W~~	45,100	45,100

(*1)	Indexed to the average yield of 3-year government bond which is rounded off to the nearest 0.25%.

18

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(c)	Long-term foreign currency borrowing as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2008		2007

Korea National Oil Corporation (*1)	Representive borrowing rate -2.25	~~W~~	1,211	957
Development Bank of Japan	4.60		3,295	3,200

			4,506	4,157
Less: Current portion			(2,197)	(1,600)

		~~W~~	2,309	2,557

(*1)	The borrowing is related to the exploration of gas fields in the Aral Sea (see note 16).
(d)	Loans from foreign financial institutions as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2008		2007

Natixis	2.00	~~W~~	8,130	7,234
Less : Current portion			(1,086)	(879)

		~~W~~	7,044	6,355

(e)	Aggregate maturities of long-term debt as of September 30, 2008 are as follows:

(in millions of Won)
					Foreign Currency		Loans from foreign
September 30,	Debentures(*1)		Borrowings		Borrowings		financial institutions		Total

2009	~~W~~	200,000	~~W~~	—	~~W~~	2,197	~~W~~	1,086	~~W~~	203,283
2010		—		—		1,098		1,086		2,184
2011		800,000		—		—		1,086		801,086
2012		500,000		4,133		—		1,086		505,219
Thereafter		2,041,633		40,967		1,211		3,786		2,087,597

	~~W~~	3,541,633	~~W~~	45,100	~~W~~	4,506	~~W~~	8,130	~~W~~	3,599,369

(*1)	The amount includes premium on bond redemption.

19

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

14.	Severance Benefits
Changes in the retirement and severance benefits for the nine-month period ended September 30, 2008 and the year ended December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Estimated severance benefits at beginnig of period	~~W~~	682,686	572,445
Provision for severance benefits		158,153	134,632
Payment		(53,248)	(24,391)

Estimated severance benefits at end of period	~~W~~	787,591	682,686

Transfer to National Pension Fund		(84)	(89)
Deposit for severance benefits trust		(517,803)	(457,192)

Net balance at end of period	~~W~~	269,704	225,405

15.	Other Current Liabilities
Other current liabilities as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Advances received	~~W~~	46,643	24,754
Unearned revenue		2,748	1,579
Dividend payable		4,028	4,120
Accrued employee benefit		31,458	4,585
Others		797	772

	~~W~~	85,674	35,810

20

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

16.	Commitments and Contingencies
(a)	As of September 30, 2008, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

Company	Financial Institution	Guaranteed Facility amount		Won Equivalent (in millions)

Related companies
POSINVEST	Bank of Tokyo-Mitsubish	USD	97,000,000	~~W~~	192,314
	Tokyo-Mitsubishi	CNY	87,000,000
	HSBC	MYR	180,000,000
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	USD	199,925,000		237,451
POSCO-Vietnam Co., Ltd.	The Export-Import Bank of Korea	USD	125,000,000		148,463

					578,228
Others
DC Chemical Co., Ltd.	E1 Co., Ltd.	~~W~~	640		640
The Siam United Steel Co. Ltd.	Japan Bank for International	USD	2,559,960		3,040
Zeus (Cayman) Ltd.	Related creditors	JPY	53,592,204,500		613,213
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Bank of China and others	USD CNY	15,840,000 340,940,000		77,969
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltdt	Industrial & Commercial Bank of China	USD	700,000		3,191
	Bank of China	CNY	13,600,000

					698,053

				~~W~~	1,276,281

(b)	As of September 30, 2008, the Company issued two blank promissory notes to Korea Resources Corporation as collateral for borrowings, and issued three blank promissory notes to Korea National Oil Corporation as collateral for foreign currency borrowings.

(c)	As of September 30, 2008, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expense with respect to these lease agreements, amounted to ~~W~~ 4,030 million for the nine-month period ended September 30, 2008. Future lease payments under these lease agreements are as follows:

(in millions of Won)
Period	Amount

2008	~~W~~	1,353
2009		3,992
2010		1,769

	~~W~~	7,114

21

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(d)	In January 2007, the Company entered into a finance lease contract acquiring a Ro-Ro ship for the exclusive use of transporting plates for ~~W~~ 1,953 million and US$ 11,583 million, equivalent to 90 % of fair value of the ship price, to be redeemed over 12 years.

(e)	The Company is involved in various lawsuits and claims for alleged damages aggregating to ~~W~~ 1,974 million as of September 30, 2008 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of September 30, 2008.

(f)	The Company entered into long-term contracts to purchase iron ore, coal, nickel and chrome with minimum annual purchase requirements. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of September 30, 2008, 388 million tons of iron ore and 59 million tons of coal remained to be purchased under such long-term contracts.

(g)	On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. This agreement provides for periodic price adjustments to market price up to the ceiling price as provided in the agreement.

(h)	The Company has a bank overdraft agreement with Woori Bank and others amounting to ~~W~~ 310,000 million as of September 30, 2008. In addition, the Company entered into a credit purchase loan agreement for credit lines of up to ~~W~~ 200,000 million and ~~W~~ 75,000 million in short-term borrowings.

(i)	As of September 30, 2008, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$ 1,200 million and US$ 250 million in foreign short-term borrowings.

(j)	The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of September 30, 2008 amounted to US$ 116 million for which the Company is contingently liable upon default.

(k)	The Company entered into a foreign currency borrowing agreement of up to US$ 6.86 million with Korea National Oil Corporation (“KNOC”) related to the exploration of gas fields in the Aral Sea. The repayment obligation is subject to results of the exploration. If the exploration fails, the Company will be exempt from all or a portion of the repayment obligation. If it succeeds, a portion of the project income is payable to KNOC.

22

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

17.	Stock Appreciation Rights
The Company granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total

Before the modifications(*)
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares	1,030,100 shares
Exercise price	~~W~~ 98,400 per share	~~W~~ 135,800 per share	~~W~~ 115,600 per share	~~W~~ 102,900 per share	~~W~~ 151,700 per share	~~W~~ 194,900 per share
After the modifications(*)
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~ 98,900 per share	~~W~~ 136,400 per share	~~W~~ 116,100 per share	~~W~~ 102,900 per share	~~W~~ 151,700 per share	~~W~~ 194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares	970,092 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—	19,409 shares
Number of shares exercised	434,167 shares	42,126 shares	6,931 shares	116,451 shares	61,384 shares	52,000 shares	713,059 shares
Number of shares outstanding	—	13,770 shares	13,564 shares	19,446 shares	152,844 shares	38,000 shares	237,624 shares
Exercise period	July 24, 2003~	April 28, 2004~	Sept. 19, 2004~	April 27, 2005~	July 24, 2006~	April 29, 2007~
	July 23, 2008	April 27, 2009	Sept. 18 2009	April 26, 2010	July 23, 2011	April 28, 2012

(*)	The Company changed the number of shares granted and the exercise price, as presented above, in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
Expense related to stock appreciation rights granted to executives incurred for the nine-month period ended September 30, 2008 are as follows:

(in millions of Won)	1st Grant		2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total

Cumulative expense in prior periods	~~W~~	60,825	14,050	7,837	35,145	88,823	34,000	~~W~~	240,680
Current period expense		(880)	(1,839)	(1,811)	(3,609)	(21,160)	(5,073)		(34,372)

	~~W~~	59,945	12,211	6,026	31,536	67,663	28,927	~~W~~	206,308

23

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

18.	Selling, General and Administration Expenses
Details of selling, general and administrative expenses for the three-month and nine-month periods ended September 30, 2008 and 2007 were as follows:

	For the three-month period				For the nine-month period
	ended September 30				ended September 30
(in millions of Won)	2008		2007		2008		2007

Selling expenses	~~W~~	199,247	~~W~~	154,766	~~W~~	568,478	~~W~~	447,429
Fees and charges		34,305		32,498		98,344		93,675
Salaries and wages		22,114		21,710		66,642		63,116
Advertising		19,163		17,283		59,559		59,470
Research and development		12,459		8,695		37,118		27,616
Depreciation (notes 8 and 22)		3,876		3,790		11,753		12,448
Amortization (notes 9 and 22)		3,702		3,209		10,886		11,519
Rent		5,743		5,571		16,331		16,754
Other employ benefit		35,306		15,776		72,503		49,006
Provision for severance benefits		7,802		4,248		21,141		15,654
Supplies		807		587		3,760		3,656
Travel		3,908		3,261		10,803		9,765
Training		4,416		4,288		13,207		13,227
Repairs		2,694		2,332		7,169		6,554
Communications		1,995		1,981		5,940		5,159
Vehicle maintenance		1,514		1,342		4,042		3,893
Taxes and dues		1,270		1,101		3,665		3,026
Entertainment		1,113		771		3,663		2,718
Subscriptions and printing		590		545		1,559		1,801
Utilities		261		264		724		692
Insurance		2,393		1,563		6,013		3,798
Stock compensation expense (note 17)		10,780		63,737		—		129,357
Others		3,714		3,596		13,248		13,677

	~~W~~	379,172	~~W~~	352,914	~~W~~	1,036,548	~~W~~	994,010

19.	Income Taxes
(a)	The components of income tax expense for the nine-month periods ended September 30, 2008 and 2007 are summarized as follows:

(in millions of Won)	2008		2007

Current income taxes	~~W~~	1,288,515	970,193
Deferred income taxes		(223,932)	182,567
Items charged directly to shareholders’ equity		168,439	(236,459)

	~~W~~	1,233,022	916,301

(b)	The effective tax rate, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, was 24.9% and 23.6% for the nine-month periods ended September 30, 2008 and 2007, respectively.

24

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(c)	Changes in temporary differences and deferred income taxes for the nine-month period ended September 30, 2008 are as follows:

(in millions of Won)	Accumulated temporary differences								Deferred income tax
	Dec. 31, 2007		Adjustments(*1)		Inc. (dec.)		Sep.30, 2008		Dec. 31, 2007(*1)		Inc. (dec.)		Sep. 30, 2008

Reserve for special repairs	~~W~~	(301,751)	~~W~~	—	~~W~~	14,976	~~W~~	(286,775)	~~W~~	(82,982)	~~W~~	4,118	~~W~~	(78,864)
Allowance for doubtful accounts		19,484		(330)		(19,154)		—		5,267		(5,267)		—
Reserve for technology developments		(1,071,667)		—		263,750		(807,917)		(294,708)		72,531		(222,177)
Dividend income from related companies		366,233		—		47,032		413,265		100,714		12,934		113,648
Depreciation expense		(151,035)		2,423		(86,241)		(234,853)		(40,868)		(23,716)		(64,584)
Valuation of equity method accounted investments(*2)		(1,423,440)		12,284		(645,779)		(2,056,935)		(305,807)		(167,020)		(472,827)
Prepaid expenses		34,422		—		43,875		78,297		9,466		12,065		21,531
Impairment loss on property, plant and equipment		374,053		—		(372,308)		1,745		102,865		(102,385)		480
Gain on foreign currency translation		—		—		353,679		353,679		—		97,261		97,261
Gain on valuation of available-for-sale securities		(1,228,045)		—		654,141		(573,904)		(337,712)		179,889		(157,823)
Loss on valuation of available-for-sale securities		278,548		—		392,971		671,519		76,601		108,067		184,668
Exchangeable bonds(*3)		—		(115,460)		53,845		(61,615)		(31,751)		14,807		(16,944)
Others		443,132		(330)		75,083		517,885		116,606		20,648		137,254

	~~W~~	(2,660,066)	~~W~~	(101,413)	~~W~~	775,870	~~W~~	(1,985,609)	~~W~~	(682,309)	~~W~~	223,932	~~W~~	(458,377)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year ended December 31, 2007 and as a result, the deferred income tax balances as of December 31, 2007 have been adjusted.

(*2)	As the Company is unlikely to dispose of its investee shares in the foreseeable future, the income tax effect of ~~W~~ 142,849 million in 2008 is not recognized as it is more likely than not that the deferred tax asset will not be realized.

(*3)	The Company amended the declaration of income tax as the offer of underlying assets related to exchangeable bonds issued at 2003 was determined to be recognized as disposal transaction.
(d)	A summary of deferred tax assets and liabilities as of September 30, 2008 are as follows:

(in millions of Won)	Current		Non-current

Deferred tax assets	~~W~~	73,352	739,514
Deferred tax liabilities		(205,364)	(1,065,879)

Net deferred tax liabilities	~~W~~	(132,012)	(326,365)

25

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

20.	Earnings Per Share
(a)	Basic earnings per share for the nine-month periods ended September 30, 2008 and 2007 were as follows:

(in millions of Won except per share informaion)	2008		2007

Net income	~~W~~	3,725,496	~~W~~	2,966,441
Weighted-average number of common shares outstanding(*)		75,403,165		76,080,086

Basic ordinary income and earnings per share	~~W~~	49,408	~~W~~	38,991

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the nine-month periods ended September 30, 2008 and 2007:

	2008	2007

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	11,783,670	11,106,749

Weighted-average number of common shares outstanding	75,403,165	76,080,086

(b)	Basic earnings per share for the three-month periods ended September 30, 2008 and 2007 were as follows:

(in millions of Won except per share information)	2008		2007

Net income	~~W~~	1,218,717	~~W~~	871,212
Weighted-average number of common shares outstanding(*)		75,394,201		75,661,010

Basic ordinary income and earnings per share	~~W~~	16,165	~~W~~	11,515

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the three-month periods ended September 30, 2008 and 2007:

	2008		2007

Total number of common shares issued	~~W~~	87,186,835	~~W~~	87,186,835
Weighted-average number of treasury shares		11,792,634		11,525,825

Weighted-average number of common shares outstanding	~~W~~	75,394,201	~~W~~	75,661,010

(c)	Basic earnings per share for the three-month period ended March 31, 2008 and the six-month period ended June 30, 2008 amounted to ~~W~~13,673 and ~~W~~33,243, respectively. Basic earnings per share for the year ended December 31, 2007 amounted to ~~W~~48,444.

26

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

21.	Related Party Transactions
As of September 30, 2008, the subsidiaries of the Company are as follows:
Domestic (24)	POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCON Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO Architects & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Corp, POSTECH 2006 Energy Fund, POSCO Refractories & Environment Co., Ltd. (POSREC), POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo engineering Company, Metapolis Co., Ltd., POSCORE Co., Ltd.

Foreign (48)	POSCO America Corporation(POSAM), POSCO Australia Pty. Ltd.(POSA), POSCO Canada Ltd.(POSCAN), POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd.(POA), VSC POSCO Steel Corporation(VPS), Dalian POSCO-CFM Coated Steel Co., Ltd., POSCO-CTPC, POSMETAL Co., Ltd(POSCO-JKPC), Shanghai POSCO E&C Real Estate Development Co., Ltd., International Business Center Corporation(IBC), POSLILAMA E&C Co. ,Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., POSCO(Guangdong) Coated Steel Co., Ltd., POSCO THAILAND BANGKOK PROCESSING CENTER CO., LTD.(POSCO-TBPC), Myanmar-POSCO Steel Co., Ltd., Zhangjiagang Posha Steel Port Co., Ltd., POSCO Osaka Processing Center Co., Ltd (POSCO-JOPC), POSCO INVESTMENT Co., Ltd.(POSINVEST), POSCO-MKPC SDN BHD, Qingdao Pohang Stainless Steel Co., Ltd., POSCO(Suzhou) Automotive Processing Center Co., Ltd.(POSCO-CSPC), POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd.(POSCO-CQPC), POS-ORE Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POSCO E&C(Zhangjiagang) E&C Co., Ltd, POS-CD Pty. Ltd., POS-GC Pty. Ltd., POSCO-India Pvt. Ltd., POSCO-India Pune Processing Center Private Limited(POSCO-IPPC), POS-NPC Corporation(POSCO-JNPC), POSCO-CFPC CO., LTD., POSCO E&C(Beijing) Co., Ltd., POSCO MPC S.A. de C.V.(POSCO-MPPC), Zhanjiagang Pohang Port Co., Ltd., POSCO Vietnam Co., Ltd., POSCO Mexico S.A. de C.V., POSCO INDIA DELHI STEEL PROCESSING CENTRE PRIVATE LIMITED(POSCO-IDPC), POSCO(Chongqing) Automotive Processing Center Co., Ltd.(POSCO-CCPC), POS-NP Pty. Ltd., POSCO-VIETNAM PROCESSING CENTER CO., LTD.(POSCO-VHPC), Suzhou Poscore Technology Co., Ltd.(POSCO-CORE(SZ)), POSCO Yokohama Automotive Processing Center Co., Ltd.(POSCO-JYPC), POSCO Malaysia SDN BHD, POS-Minerals Corporation, POSCO-Wuhu Automotive Processing Center Co., Ltd.(POSCO-CWPC)

27

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
Significant transactions, which occurred in the ordinary course of business, with related companies for the nine-month periods ended September 30, 2008 and 2007, and the related account balances as of September 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Sales and others(*1)				Purchase and others(*1)				Receivables(*2)				Payables(*2)
	2008		2007		2008		2007		2008		2007		2008		2007

POSCO E&C Co., Ltd.	~~W~~	11,917	~~W~~	16,790	~~W~~	831,946	~~W~~	620,534	~~W~~	116	~~W~~	186	~~W~~	170,612	~~W~~	105,178
Posteel Co., Ltd.		1,034,125		789,318		146,192		163,485		203,901		104,624		1,451		12,386
POSCON Co., Ltd.		79		96		162,822		176,217		9		7		27,366		24,842
POSCO Coated & Color Steel Co., Ltd.		447,357		326,572		1,579		964		58,797		40,431		254		119
POSCO Machinery & Engineering Co., Ltd.		1,344		59		113,746		100,752		1,426		6		19,424		20,431
POSDATA Co., Ltd.		1,330		3,384		137,094		122,520		14		10		26,196		31,614
POSCO Reaearch Institute		2		2		14,165		12,161		108		1		2,047		6,394
Seung Kwang Co., Ltd.		3		—		43		64		1,634		—		—		—
POSCO Architects & Consultants Co., Ltd.		731		975		20,861		17,126		—		1		2,291		2,001
POSCO Specialty Steel Co., Ltd.		2,021		5,139		18,651		62,671		9		40		181		8,067
POSCO Machinery Co., Ltd.		10,659		2,632		50,789		84,065		1,463		50		3,776		10,445
POSTECH Venture Capital Corp.		63		120		—		—		—		—		68		66
POSCO Refractories & Environment Co., Ltd.		29,376		153		223,101		159,286		16,851		9		35,201		24,265
POSCO Terminal Co., Ltd.		8,386		7,022		339		337		1,513		1,001		41		61
POSMATE Co., Ltd.		1,177		1,804		27,720		25,315		1,396		63		4,069		5,038
Samjung Packing & Aluminum Co., Ltd.		17,774		13,446		190,961		175,163		2,084		1,355		45,664		20,612
POSCO Power Corp.		6		9,105		—		—		—		—		—		—
POSCORE Co., Ltd.		89,471		—		—		—		13,236		9,500		—		—
PNR Co., Ltd.		2		—		—		—		—		—		—		—
Daewoo Engineering Company		—		—		6,862		—		—		—		2,158		—
POSCO America Corporation		97,356		105,098		88		618		1,144		4,447		—		—
POSCO Australia Pty. Ltd.		22,619		14,817		—		—		2,174		40		—		—
POSCO Canada Ltd.		20		19		142,864		47,516		—		21		—		9,635
POSCO Asia Co., Ltd.		775,266		434,132		158,350		92,169		35,501		24,323		7,556		1,922
VSC POSCO Steel Corporation		—		2		—		—		—		—		—		—
POSCO-CTPC		13,139		—		—		—		260		—		—		—
POSMETAL Co., Ltd.		24,775		—		—		—		—		—		—		—
International Business Center Corporation		—		—		—		4		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		3,125		20,900		—		—		14,069		—		—		—
POSCO THAILAND BANGKOK PROCESSING CENTER CO., LTD.		65,586		—		29		—		—		—		—		—
POSCO-MKPC SDN BHD		23,555		3,058		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		68,826		49,947		—		—		4,140		5,153		—		—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		24,930		—		—		—		—		—		—		—
POS-Qingdao Coil Center Co., Ltd.		1,748		5,178		—		—		—		1,862		—		—
POSCO-China Holding Corp.		—		—		943		696		—		—		—		—
POSCO-Japan Co., Ltd.		756,987		646,673		11,004		47,722		29,364		30,952		83		6
POSCO-India Pune Processing Center Private Limited		62,391		37,389		—		—		1,871		—		—		—
POSCO-CFPC CO., LTD.		23,628		—		—		—		1,687		—		—		—

28

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

(in millions of Won)	Sales and others(*1)				Purchase and others(*1)				Receivables(*2)				Payables(*2)
	2008		2007		2008		2007		2008		2007		2008		2007

POSCO MPC S.A. de C.V.		61,279		—		—		—		—		—		—		—
POSCO INDIA DELHI STEEL PROCESSING CENTRE PRIVATE LIMITED		20,072		—		202		231		2,373		—		—		—
POSCO-VIETNAM PROCESSING CENTER CO., LTD.		23,688		—		—		—		1,380		—		—		—
POSCO(Chongqing) Automotive Processing Center Co., Ltd.		4,686		—		—		—		—		—		—		—
POSCO-Malaysia SDN BHD		32,287		—		—		—		875		—		—		—
eNtoB Corporation		—		—		191,691		157,699		—		—		2,819		2,999
SNNC Co., Ltd.		1,855		149		—		—		4		1		6		—
KOBRASCO		—		—		60,883		46,464		—		—		—		4,048
Poschrome(Proprietary) Limited		98		1,146		82,124		33,237		—		—		—		—
POSVINA Co., Ltd.		11,803		3,709		—		—		—		—		—		—
USS — POSCO Industries		301,516		205,625		—		—		—		8		—		—
Guangdong Xingpu Steel Center Co., Ltd.		4,724		8,277		—		—		3,830		4,276		—		—

	~~W~~	4,081,782	~~W~~	2,712,736	~~W~~	2,595,049	~~W~~	2,147,016	~~W~~	401,229	~~W~~	228,367	~~W~~	351,263	~~W~~	290,129

(*1)	Sales and others include sales and non-operating income; purchases and others include purchases, acquisition of property, plant and equipment and overhead expenses.

(*2)	Receivables include trade accounts and notes receivable and other accounts and notes receivable; payables include trade accounts and notes payable and other accounts payable.
Details of compensation to key management officers for the nine-month periods ended September 30, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Salaries	~~W~~	8,025	7,744
Severance benefits		3,276	5,583
Management achievement awards		10,628	9,912
Stock compensation expense		(34,372)	129,357

Total	~~W~~	(12,443)	152,596

Key management officers include directors (including non-executive directors) and the internal audit officers who have significant influence and responsibilities in the Company’s business and operations.

29

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

22.	Segment Information
The Company has plants in Pohang and in Gwangyang in the Republic of Korea. General information of the plants as of September 30, 2008 is as follows:

	Pohang Mill	Gwangyang Mill
Major Products
Hot Roll	HR coil	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Semi-finished	Slab, Bloom, Billet	Slab
Major Facilities
Furnaces	1-4 furnaces, F furnace, Finex	1-5 furnaces
Steel manufacturing,	1-2 steel manufacturing,	1-2 steel manufacturing,
Continuous Casting	1-3 Continous Casting	1-2 Continous Casting
Hot Roll	1-2 HR	1-3 HR
Cold Roll, Plating	1-2 CR, EGL	1-4 CR, 1-6 CGL, PGL, 1-2 EGL
Others	HR, Steel plate, STS and others	Mini Mill, POL, TWB and others
Operating results and long-lived assets as of and for the nine-month periods ended September 30, 2008 and 2007 are as follows:

	2008
(in millions of Won)	Pohang		Gwangyang		Others		Total

Sales(*1)
Domestic	~~W~~	9,156,315	~~W~~	6,064,177	~~W~~	42,215	~~W~~	15,262,707
Export		3,054,825		4,019,586		—		7,074,411

Total	~~W~~	12,211,140	~~W~~	10,083,763	~~W~~	42,215	~~W~~	22,337,118

Property, plant and equipment(*2)	~~W~~	8,011,649	~~W~~	5,683,548	~~W~~	—	~~W~~	13,695,197
Intangible assets(*2)		127,206		45,362		—		172,568

	~~W~~	8,138,855	~~W~~	5,728,910	~~W~~	—	~~W~~	13,867,765

Depreciation and amortization(*3)	~~W~~	843,720	~~W~~	576,102	~~W~~	—	~~W~~	1,419,822

	2007
(in millions of Won)	Pohang		Gwangyang		Others		Total

Sales(*1)
Domestic	~~W~~	7,182,251	~~W~~	4,361,505	~~W~~	56,080	~~W~~	11,599,836
Export		2,436,323		2,736,492		—		5,172,815

Total	~~W~~	9,618,574	~~W~~	7,097,997	~~W~~	56,080	~~W~~	16,772,651

Property, plant and equipment(*2)	~~W~~	7,754,821	~~W~~	5,086,185	~~W~~	—	~~W~~	12,841,006
Intangible assets(*2)		153,657		71,710		—		225,367

	~~W~~	7,908,478	~~W~~	5,157,895	~~W~~	—	~~W~~	13,066,373

Depreciation and amortization(*3)	~~W~~	726,835	~~W~~	529,808	~~W~~	—	~~W~~	1,256,643

(*1)	No inter-plant transactions between the two plants.

(*2)	Presented at net book value.

(*3)	Includes depreciation expense of assets not in use.

30

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

23.	Comprehensive Income
For the nine-month periods ended September 30, 2008 and 2007, comprehensive incomes are as follows:

	For the three-month period				For the nine-month period
	ended September 30				ended September 30
(in millions of Won)	2008		2007		2008		2007

Net income	~~W~~	1,218,717	~~W~~	871,212	~~W~~	3,725,496	~~W~~	2,966,441

Other Comprehensive Income		(239,985)		228,981		(379,598)		593,149
Change of accounting policies		—		—		—		2,468
Gain (loss) on valuation of available-for-sale securities		(532,769)		194,785		(1,047,112)		625,112
Less: tax effect		146,511		(53,566)		287,956		(171,906)
Changes in capital adjustments arising from equity method accounted inveestments		188,384		123,514		493,753		163,372
Less: tax effect		(42,111)		(35,752)		(114,195)		(25,897)

Comprehensive income	~~W~~	978,732	~~W~~	1,100,193	~~W~~	3,345,898	~~W~~	3,559,590

24.	Cost of goods sold
Details of cost of goods sold for the nine-month periods ended September 30, 2008 and 2007 are as follows:

	For the three-month period				For the nine-month period
	ended September 30				ended September 30
(in millions of Won)	2008		2007		2008		2007

Finished goods, semi-product and by-product
Beginning balance of inventories	~~W~~	1,772,251	~~W~~	1,177,150	~~W~~	1,359,025	~~W~~	1,184,913
Cost of goods manufactured		6,718,862		3,911,246		16,802,125		12,398,325
Overhead variance		71,050		40,289		99,159		58,556
Refund of customs duties		(2,709)		(4,513)		(8,253)		(18,511)
Ending balance of inventories		(2,118,677)		(1,300,097)		(2,118,677)		(1,300,097)

		6,440,777		3,824,075		16,133,379		12,323,186

Others		9,699		7,177		24,737		22,485

Total	~~W~~	6,450,476	~~W~~	3,831,252	~~W~~	16,158,116	~~W~~	12,345,671

25.	Subsequent Event
The Company entered into a consortium agreement with Japanese steel manufacturers and a Japanese trading company to acquire a 40 % stake in Nacional Minérios S.A., an iron ore mining company in Brazil. The Company agreed to invest approximately US$ 500 million for a 6.48% interest in Nacional Minérios S.A. as a member of the consortium. The Company anticipates that the consortium will consummate the transaction by the end of the first quarter of 2009.

31